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LYNCH CORPORATION

ANNUAL REPORT--1996

LYNCH CORPORATION, 8 SOUND SHORE DRIVE, SUITE 290, GREENWICH, CONNECTICUT 06830 TELEPHONE (203) 629-3333
===============================================================================

                      DUNKIRK & FREDONIA TELEPHONE COMPANY

On November 25, 1996, Lynch Corporation completed the acquisition of Dunkirk & Fredonia Telephone Company from the Maytum family, who owned Dunkirk & Fredonia for 100 years. Dunkirk & Fredonia serves approximately 11,100 access lines in western New York including the community of Fredonia, the Village of Cassadaga and the Hamlet of Stockton. We are pleased to form this partnership with the management and associates of Dunkirk & Fredonia.

WESTERN NEW YORK                                             NEW YORK


    [MAP]                                                     [MAP]


                          HISTORY OF DUNKIRK & FREDONIA

Dunkirk and Fredonia Telephone Company (D&F) was founded in February of 1898 by Arthur Maytum and served 60 customers in the Fredonia area at the time of incorporation. Since its inception, the company has been a family operated business through five generations. Today D&F serves over 9,800 customers in the Fredonia area. In 1983, D&F purchased the Cassadaga Telephone Corporation which is adjacent to D&F and serves 1,300 subscribers. D&F has several subsidiary companies, Comantel, MACOM, D&F Cellular Telephone and Erie Shore Communications. D&F and its subsidiaries provide their customers with the highest quality and up to date telecommunications services. Services offered through the family of companies include not only traditional telephone service but also toll resale, PBX and key system sales, fire and intrusion alarm installation, alarm monitoring, pocket paging, authorized Motorola radio installation and sales, Internet provisioning and web page design, voice mail and gift shop.

Dunkirk & Fredonia provides 1,770 CENTREX lines to Fredonia State University College located in the Village of Fredonia. Its toll resale, alarm and communications businesses operate in Fredonia and the surrounding communities. The radio sales and installation business provides service in the New York and Pennsylvania counties. D&F's Internet business provides Internet access and web page design throughout all of Chautauqua County. One way paging service is provided in one New York county and five Pennsylvania counties in conjunction with GET of Erie, Pennsylvania. The paging business is expected to expand into two additional counties in New York. MACOM is one of twenty four partners in New York providing STP services for companies utilizing SS-7 technology. Erie Shore Communications has received a franchise and New York State approval to provide cable TV services in the Village of Fredonia in direct competition to the current service provider.

Today Dunkirk and Fredonia Telephone Company is headquartered in Fredonia, New York and provides full digital communication services through two central offices in the Fredonia and Cassadaga area. The central offices are linked to neighboring telephone companies through a self healing and SONET based fiber optic ring. A total of 21 miles of fiber optic cable are in use today. In 1996, along with three other service providers, D&F installed a fiber optic based Distance Learning system that connects 26 school districts in western New York. We welcome the following associates to the Lynch Family:

                                   ASSOCIATES

Pamela Arnold, Cindy Bartkowski, Mary K. Beach, Raymond P. Beach, Ann H. Berndt, Diane S. Boccolucci, Roger M. Britz, Karleen M.Brown, Douglas J. Carman, Bruce
H. Clark, Diana L. Clark, Justin E. Cobb, Russell A. Conti, Darlene B. Cooley, John R. Coulter, Michelle E. Coyle, Brian A. Dechert, James F. Degolyer, Jr., David G. Derider, Laura A. Deyo, Brad D. Dietzen, Judy E. Drummond, Julie D. Dubois, Theresa A. Dubois, Julie E. Essek, Robert D. Farnham, Ronald H. Gage, Susan D. Gatto, Sharon Gollnitz, Nicholas J. Green, Kevin C. Greenough, Robert
D. Greenwald, Lori A. Hause, Thomas L. Haynes, Dennis M. Hughes, Guy A. Hunt, Michael J. Keller, R. Steven Lesch, Wade B. Levan, Raymond J. Lewandowski, Lawrence G. Ludemann, Lisa Marie Ludemann, Barry M. Lundmark, Julie S. Maytum, Kurt W. Maytum, Marilyn S. Maytum, Mark R. Maytum, Robert Maytum, Robert A. Maytum, Jeffrey S. Novelli, Barbara A. Ortolano, Sandra H. Paschke, Edward J. Pfleuger, David T. Pihl, Joel D. Pomroy, Michael J. Porpiglia, David A. Prince, Tammy L. Reichard, Patricia J. Reiman, Marcy Jo Rickard, Nancy A. Rizzo, Kathleen G. Ryczko, Todd A. Schaefer, Paul J. Sellari, Janice D. Slaton, Brian
B. Smith, David C. Stanton, Trudy A. Steger, Adele A. Thomas, E. Susan Thompson,
H. David Thompson, Gary R. Thuman, Christopher R. Todd, W. Scott Washington, Rosemary J. Watrous, Laurie L. Weatherlow, Wade A. Weatherlow, William R. Westin, James K. Wilcox, James A. Willey, Jeffory C. Williams, Robert J. Winters, Bonnie J. Woodbury, Cynthia F.M. Wragge

LYNCH -- Past History

- Lynch Glass Machinery Company, predecessor of Lynch Corporation, was organized in 1917. The Company emerged in the late twenties as a successful manufacturer of glass-forming machinery. In 1928, Lynch Corporation was incorporated in the State of Indiana. To better reflect its broader markets and corporate strategy, in 1997 Lynch Machinery will be repositioned under Lynch Display Technologies, Inc.

- In 1946, Lynch was listed on the "New York Curb Exchange" the predecessor to the American Stock Exchange.

- In 1964, Curtiss-Wright Corporation purchased a controlling interest in Lynch.

- In 1976, M-tron Industries, Inc., a manufacturer of quartz crystals was acquired.


LYNCH -- 1985 - 1995

- In 1985, companies affiliated with Gabelli Funds, Inc. acquired a majority interest in Lynch's Common Stock, including the entire interest of Curtiss-Wright Corporation. Mario J. Gabelli was elected Chairman of the Board and Chief Executive Officer in 1986. The price: $11.00/share.

- In July 1986, Lynch issued $23 million of convertible debentures as the first step in an acquisition program designed to broaden Lynch's business base. Conversion price - $31/share.

- In 1987, Lynch expanded the scope of its operations into the financial services and entertainment industries with the start-up of Lynch Capital Corporation, a securities broker dealer, and Lynch Entertainment Corporation, a joint venture partner with a 20% interest in WHBF-TV, the CBS television network affiliate in Rock Island, Illinois. Later in the year, the Company acquired Tremont Partners, Inc., a Connecticut-based investment management consulting firm. In December, Lynch added to its manufacturing sector with the acquisition of an 83% interest in Safety Railway Service Corporation, whose sole operating subsidiary, Entoleter, Inc., was a manufacturer of industrial processing and air pollution control equipment.

- In 1988, Lynch entered the service sector with the acquisition of Morgan Drive Away, Inc., the largest independent service provider to the mobile home and recreational vehicle industry.

- 1989 was highlighted by Lynch's entry into the telecommunications industry. The acquisition of Western New Mexico Telephone Company, an independent local telephone company servicing southwestern New Mexico, was an important first step.

- Lynch's second telecommunications acquisition, Inter-Community Telephone Company of Nome, North Dakota, was completed in April 1991, followed in October of that year with the acquisition of Cuba City Telephone Exchange Company and Belmont Telephone Company.

- During 1992, Lynch acquired Bretton Woods Telephone Company of New Hampshire; and completed a rights offering to its shareholders which resulted in the Tremont investment advisory firm becoming a publicly traded company (OTC:TMAVA) with Lynch initially retaining a 37% interest.

- 1993 saw the launching of The Morgan Group, Inc. as a public company with an initial public offering of 1.1 million Class A Common Shares at $9 per share. Lynch retained a 47% equity interest and a 64% voting interest. Lynch also acquired J.B.N. Telephone Company in Kansas from GTE Corporation. Lynch Machinery acquired Tri-Can Systems of Aslip, IL, a manufacturer of packaging machinery.

- 1994 saw the rebirth of Safety Railway Service Corporation into Spinnaker Industries, Inc. under the stewardship of Boyle, Fleming & Company, Inc., with the acquisition of Brown-Bridge Industries, a manufacturer of adhesive coated stocks from Kimberly-Clark. In addition, Lynch completed the acquisition of a 50% interest in station WOI-TV in Ames, IA, and the purchase of Haviland Telephone Company of Kansas. Finally, all the remaining 8% Convertible Subordinated Debentures that were issued in 1986 were redeemed.

-    In 1995 Lynch continued to make progress.

     - In multimedia, we partnered with CLR Video, a cable operator in Kansas, commercialized DirectTV, structured our PCS strategy and commenced bidding in the "C" Block auction.

     - Morgan bought TDI and positioned itself to develop critical mass in the outsourcing business.

     - Spinnaker further reinforced its adhesive strategy by purchasing Alco Standard's Central Products, which manufactures and markets a wide variety of carton sealing tapes and related equipment.

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                             PROPORTIONAL OWNERSHIP

     In this Annual Report you will find Lynch Corporation's reported results presented in a traditional accounting format. Another way to look at the company is to examine each of our businesses and to look at what share of those businesses we own. This methodology is know as "proportional ownership." Simply stated, what are the businesses Lynch owns, what are the revenues, EBITDA, debt and values. Those who are knowledgeable about cable TV are familiar with the concept.

1996 DATA

                                                                 Traditional    Proportional
                                                                 Accounting       Ownership
---------------------------------------------------------------------------------------------
                                                                   (000's)         (000's)

Revenues -
   Telecommunications                                             $ 28,608         $ 24,185
   Broadcasting                                                         --            5,882
   Services                                                        132,208           67,360
   Manufacturing                                                   291,064          221,671
                                                                  --------         --------
                                                                  $451,880         $319,098
                                                                  ========         ========

EBITDA - Before Corporate Management
         Fee and Expenses, and Special Charges
   Telecommunications                                             $ 15,863         $ 13,284
   Broadcasting                                                         --            1,687
   Services                                                          1,835*             935
   Manufacturing                                                    23,051           18,089
                                                                  --------         --------
                                                                  $ 40,749         $ 33,995
                                                                  ========         ========

Cash -
   Telecommunications                                             $ 23,516         $ 20,136
   Broadcasting                                                         --              948
   Services                                                          1,308              666
   Manufacturing                                                    10,559            7,918
                                                                  --------         --------
                                                                  $ 35,383         $ 29,668
                                                                  ========         ========

Debt -
   Telecommunications                                             $117,845         $107,114
   Broadcasting                                                         --            9,257
   Services                                                          4,206            2,143
   Manufacturing                                                   118,608           87,317
                                                                  --------         --------
                                                                  $240,659         $205,831
                                                                  ========         ========


   The amounts noted above include the revenues, EBITDA ("earnings before interest, taxes, depreciation and amortization"), cash (including marketable securities) and debt of the subsidiaries included in Lynch Corporation's consolidated financial statements and other significant minority-owned entities accounted for in the consolidated financial statements under the equity method. The proportional ownership amounts represent Lynch's percentage interest in the entities' fully reported amounts for the respective period or date. The proportional ownership of revenues represent the entity's reported revenues for the year ended December 31, 1996, times Lynch's ownership of that entity as of December 31, 1996. Proportional ownership of cash represents all cash, including marketable securities, of that entity, times Lynch's ownership of that entity at December 31, 1996.

* Services' EBITDA excludes a $3.5 million charge associated with exiting the Truckaway operation.

                              FINANCIAL HIGHLIGHTS

               (IN THOUSANDS OF DOLLARS, EXCEPT FOR SHARE AMOUNTS)


                                                                    For the Year Ended December 31,
                                                ------------------------------------------------------------------------
                                                    1996            1995            1994            1993           1992
------------------------------------------------------------------------------------------------------------------------

Sales and Revenues:
    Multimedia                                  $ 28,608        $ 23,597        $ 20,144        $ 16,206       $ 15,368
    Services                                     132,208         122,303         101,880          82,829         67,141
    Manufacturing                                291,064         187,727          61,217          27,986         26,148
                                                --------        --------        --------        --------       --------
      Total                                     $451,880        $333,627        $183,241        $127,021       $108,657
                                                ========        ========        ========        ========       ========

------------------------------------------------------------------------------------------------------------------------
Earnings Before Interest, Taxes,
Depreciation and Amortization (EBITDA):
    Multimedia                                  $ 15,331        $ 12,342        $ 10,858        $  8,965       $  8,522
    Services                                      (1,765)          4,635           4,349           3,013          2,713
    Manufacturing                                 22,751          17,047           4,693           1,915          3,181
                                                --------        --------        --------        --------       --------
        EBITDA                                  $ 36,317        $ 34,024        $ 19,900        $ 13,893       $ 14,416
    Corporate Expenses-Net                        (2,396)         (2,928)         (1,521)         (1,366)      $ (1,065)
                                                --------        --------        --------        --------       --------
        Total                                   $ 33,921        $ 31,096        $ 18,379        $ 12,527       $ 13,351
                                                ========        ========        ========        ========       ========

------------------------------------------------------------------------------------------------------------------------
Depreciation/Amortization:
     Multimedia                                 $  8,660        $  7,350        $  5,651        $  4,400       $  3,643
     Services                                      1,498           1,264             915             803            971
     Manufacturing                                 6,823           2,662             931             690            454
                                                --------        --------        --------        --------       --------
       Total                                    $ 16,981        $ 11,276        $  7,497        $  5,893       $  5,068
                                                ========        ========        ========        ========       ========

------------------------------------------------------------------------------------------------------------------------
Capital Expenditures                            $ 25,518        $ 19,569        $ 11,598        $  4,356       $  3,244

------------------------------------------------------------------------------------------------------------------------
Net Income - Total                              $  2,696        $  5,145        $  2,328        $  2,953       $  2,169
           - Per Share - Primary                    1.92            3.66            1.74            2.41           1.72
                       - Fully Diluted              1.92            3.66            1.72            2.29           1.72

------------------------------------------------------------------------------------------------------------------------
Working Capital                                 $ 41,632        $ 25,626        $ 22,713        $ 47,529       $ 49,449
Current Ratio                                   1.4 to 1        1.3 to 1        1.3 to 1        3.3 to 1       3.9 to 1
Total Assets                                    $392,620        $302,439        $185,910        $129,972       $111,374
Shareholders' Equity                            $ 38,923        $ 35,512        $ 30,531        $ 24,316       $ 21,272
    Per Share                                   $  27.98        $  25.76        $  22.15        $  19.84       $  17.36

------------------------------------------------------------------------------------------------------------------------
Price Per Share: High                           $  921/2        $ 84 3/4        $ 32 7/8        $ 26 3/8       $     26
                 Low                                  56              30              22          20 3/4         15 3/4
Shares Outstanding (at year end)               1,391,034       1,378,663       1,378,658       1,225,677      1,225,660
December 31, Closing Price                      $ 70 1/2        $ 58 1/2        $     30        $     23       $     26
------------------------------------------------------------------------------------------------------------------------

                                CHAIRMAN'S LETTER


TO OUR SHAREHOLDERS:

   By all standards, Lynch ended 1996 on a solid note. The public price of our shares opened the year at $58 1/2 per share and closed at $70 1/2 per share, a gain of 21%. This was on top of a near doubling in 1995. More importantly, we again increased the intrinsic value of our enterprise by substantially more than 25%, the annual hurdle we set as our long term corporate goal.


THE ECONOMY IN THE U.S. UNFOLDED

     The outlook for the U.S. economy continues to be of steady economic growth, low inflation and abundant financial liquidity.

     The election of President Clinton for a second term coupled with the election of a Republican legislature provides a backdrop for continued policy of checks and balances.

     For Lynch, we must grow intrinsic value, attract capital and duplicate ourselves in the next ten years. There are always concerns: we'll list several potential "gremlins" at work--

     - The balance of trade, notably with Japan, should prove mettlesome in 1997 particularly as the effects of currency changes work through the system.

     - China's new leadership and the relationship with Hong Kong will attract attention (an area that is important to Lynch because of commercial activities at Lynch Display Technologies).

     - Oil policy that ignores rising demand and, increasing dependency on politically fragile sources of supply (we should raise taxes on gasoline not lower them).

     - Failure to allow capital to flow to its highest rate of return by not focusing on a more "enlightened" method of taxing capital gains--particularly the inflation portion of the gain. (In other words, we need to lower the rate on capital gains.)

     - Prices of "deals" at ever increasing rates--make it harder for us to find attractively priced companies to partner with.

     - The two tiered stock market--only earnings momentum and not value is appreciated by Wall Street.


   LYNCH -- 1996

   Last year was another vigorous year for Lynch--

-    On the telephony front--

     -    Consummated the affiliation with the Maytum family and Dunkirk &
          Fredonia.

     - Completed the purchase of approximately 1,300 lines from U.S. West and 350 lines from Sprint.

     - Agreed to purchase the Upper Peninsula Telephone Company from L.G. Matthews and related shareholders (which we consummated in March
          1997).

- Morgan closed on Transit Homes of America, Inc., an innovative leader in mobile homes under the aegis of Larry Kling, further consolidating its role as the leader in the still fragmented mobile home outsourcing business.

- Streamlined the balkanized financial structure at Spinnaker with the issuance of $115 million Senior Secured Notes Due 2006 through Bankers Trust.

-    Refinanced our investment in television station WOI.

- Initiated plans to split Lynch into more efficient components with an earnings-oriented manufacturing company and a value-oriented interactive communications company.

- Organized and bid on Personal Communications Services licenses in the so-called "C" block and "F" block auctions. This area is critical to Lynch and so far our foray has been mixed.


FINANCIAL HIGHLIGHTS--1996

- EBITDA (earnings before interest, taxes, depreciation and amortization) before corporate expenses increased 6.8% to an all time record of $36.3 million in 1996 from $34.0 million in 1995.

- Revenues at $451.9 million, increased by 35% from $333.6 million recorded in 1995.

- Capital expenditures grew to $25.5 million in 1996--as we continued to build our telecommunications and manufacturing infrastructure--compared to $19.6 million in 1995. Roughly $20 million is projected for 1997.

- Our reported net earnings from operations excluding extraordinary items and discontinued operations was $3.41 per share in 1996 versus $3.89 in 1995.

-    Of note: at December 31, 1996 Lynch owned the following:                         12/31//96 Price
                                                                                      ---------------
       2,237,203     Spinnaker (SPNI: NASDAQ Small Cap)                               30         BID
       2,259,063     Spinnaker A (SPNIA: NASDAQ Small Cap)                            40         BID
         150,000     Morgan A (MG:AMEX)                                                7 1/2   CLOSE
       1,200,000     Morgan B (MG:AMEX)                                                7 1/2   CLOSE


AND NOW BACK TO THE FUTURE --


OUR FUTURE -- PROJECT "DOLLY"

   Valuations accorded to EBITDA streams in both the public market and in the private market place are rising. Moreover, the ever larger amount of money chasing opportunities is resulting in fewer transaction opportunities for us, which is critical as our job is to build the wealth of Lynch's shareholders. In the next twelve months, we will endeavor to use our resources, intellectual and financial, to enhance intrinsic value on a per unit basis. We will only issue shares if we receive at least equal value in exchange.

   An essential element to maintain our past growth and achieve the financial and operational critical mass that the market place of the future mandates has led us to the decision to split Lynch into two parts. The financial community is divided into those that believe in private market value or intrinsic value of measuring an enterprise and those that focus solely on growth in earnings on a per share basis. Moreover, Lynch has two broad clusters of business that present different challenges to focus and maintain momentum. In other words, despite our success, we have grown "smaller" in financial strength when compared to the global competition.

   Simply stated, we need to "clone ourselves" to duplicate in the next ten years the success we enjoyed over the past ten. We need to raise capital. We need focus. In this regard, Lynch recruited Mark Cushing to assist your Chairman. Mark comes to us from Automated Wagering International, Inc., where he was President of a $90 million manufacturer of computer terminals and systems serving the gaming industry.

FIRST ELEVEN YEARS "SOWING"

   To understand our guidelines for the future, let's look at 1996 and the past transactions we structured for Lynch. When we took command of the company in 1985, there were 1,364,110 shares outstanding and shareholder equity was $14.3 million. At the end of 1996, there were 1,391,034 shares outstanding and shareholder equity was $38.9 million. More importantly, EBITDA was nearly $36.3 million versus $0.1 million in 1985.

                                                                   1985                 1996
--------------------------------------------------------------------------------------------
Revenues                                                    $10,699,000         $451,880,000
EBITDA                                                      $   147,000         $ 36,317,000
Shareholder Equity                                          $14,348,000         $ 38,923,000

(Traditional Accounting)
Number of Shares                                              1,364,110            1,391,034
Intrinsic Value (Pre-tax)/Share                                     $12             $200 +/-
Stock Price                                                         $11              $70 1/2

IT'S STILL TIME TO SOW

   In examining our goals for our second year in our second decade of stewardship at Lynch, we expect to continue to find ways to grow our intrinsic value at the 25% hurdle rate that we set as our benchmark for growth in assets. While we continue to be creative and opportunistic, we will continue husbanding resources that are at our disposal. As your Chairman, I personally own 255,100 shares of the company, approximately 18%. As the saying goes, "I eat my own cooking."

   Our "prism" for the future is ever changing--should we partner PCS--should we do an IPO for M-tron--should we sell convertible/debt/equity to broaden our base of accessibility--should we accelerate penetration of telephone/cable/broadcast--should we do Project Dolly.

   As always, we will be cognizant of the needs of our "stakeholders"--our equity owners, our staff, our partner/associates, our debtholders, and our communities in which we are job creators.


                                Mario J. Gabelli
                                Chairman of the Board and
                                 Chief Executive Officer

                                March 27, 1997

                     REPORT BY THE CHIEF FINANCIAL OFFICER

   Lynch consists of an array of entrepreneurial operating entities with a common goal of building intrinsic value. From Bretton Woods Telephone Company, a 360 access line telephone company in rural New Hampshire, which has recently established an Internet access provider, to Central Products Company, a $125 million manufacturer of adhesive-backed tape which is looking to expand globally, each business is empowered with the ability to leverage off its current operations and accelerate growth.

   Lynch's corporate team provides long-term strategic vision to these businesses, supports the efforts of these businesses to grow via acquisitions and provides overall financial guidance. In addition, we look to implement new venture strategies and through financial engineering provides our shareholders with the opportunity to realize and participate more directly in the growth of our investments.

   Emblematic of this growth, Lynch was listed as #44 in the 1996 list of Fortune Magazine's fastest growing companies.


ACQUISITIONS

   We look for value oriented investments and apply strict rate of return criteria to all potential acquisitions. An appropriate level of financing leverage is imperative to minimize our net investment and maximize returns. We will only participate in "friendly" transactions that will enable us to employ our management/shareholder partnership philosophy. We actively seek potential acquisitions that generally have the following characteristics:

- domestic operations, albeit we would prospect for spectrum in non-U.S. market licenses;

-    basic business--no high technology or high research and development;

-    a franchise with a protected and/or dominant market position;

-    dependable and growing free cash flow;

-    no turnarounds or start-up companies; and

-    good management in place willing to continue with the business.


OPERATING PHILOSOPHY

   Once acquired, our objective is to have each subsidiary run as if the local managers were the actual owners. It is our belief that managerial independence promotes efficiency and longevity of financial success. To effect this management/shareholder partnership, many of our local managements have ownership interests in their business units. Because each operating unit is self-financed, and each has local ownership, management has an incentive to keep costs down. As a result, operating expenses and capital expenditures are incurred only as prudently necessary. Moreover, each unit is self-motivated to attain high levels of customer satisfaction achieved through significant interaction between the operation and the consumer. Such satisfaction not only increases the value of local management's investment, but also adds to the value of Lynch.

   Despite the managerial independence which our subsidiaries enjoy, it is essential that Lynch and each operating unit strive to achieve the same goals: to increase intrinsic value and shareholder wealth. Therefore, we maintain constant communication with each of our operating units as to the direction of the overall economy and, more specifically, the future of the industry in which they operate.


PERSONAL COMMUNICATIONS SERVICES ("PCS")

   During 1996, Lynch consummated the first leg of its personal communications service or "PCS," strategy. Through five separate 49.9%-owned limited partnerships, Lynch participated in the FCC "C-Block" Auction of 30 MHZ of PCS spectrum. As a result of that auction, these partnerships acquired the rights to provide PCS service to selective geographic areas within the United States, covering a population of over seven million. The cost of these licenses was $216.2 million, or $30.67 per POP. The details of the auction results are presented in the PCS section below.

   Lynch additionally participated in the subsequent F-Block Auction through a different 49.9% limited partnership, which was high bidder in licenses that hold the right to provide personal communications services of 10MHz of spectrum to selective geographic areas in the United States covering a population of 20 million. The cost of these licenses was $19.0 million, or $0.95 per POP. These licenses are expected to be awarded in the first half of 1997.


SPIN-OFF

   As part of our continuing efforts to increase shareholder value, we are currently exploring the spin-off of Lynch's manufacturing interests from our telecommunications companies and Morgan. Each Lynch shareholder would receive one share of the spin-off company while maintaining each share of the remaining company.

   The spin-off would enable each group (Manufacturing and Telecommunications) to focus on their unique markets and growth opportunities. Each of these industries has different requirements for management, operations, infrastructure, capital, internal development and acquisitions. Each in turn captures different valuations, research and analysis from the financial and investment community.

   We will evaluate this strategic opportunity and pursue a tax-free ruling from the IRS for the spin-off dividend. If all conditions are satisfied, we expect to move forward with this plan, enabling our shareholders to maintain equity in both our manufacturing and telecommunications holdings. Both groups would continue to pursue and develop significant high growth opportunities with strong returns on equity.

FINANCIAL CHALLENGE

   Perhaps the most significant challenge facing Lynch over the coming year is developing additional financial resources for us to continue to grow. We will explore the use of various financial tools to provide efficient funding. Harvesting of current investments, access to public markets at the holding company and subsidiaries, and strategic and financial joint ventures with respect to PCS interests will all be explored.


CLOSING

   As we have traditionally done, our current partners will share with you over the next several pages, their insight into what they are doing to enhance and grow their individual operations and build toward the future. I am particularly proud to introduce two new individuals, Eugene P. Connell and Mark L. Cushing.

   Gene Connell came to us after 36 years at NYNEX, the last four running NYNEX's United Kingdom cable operation, which was brought to the market on a global basis at a $2 billion valuation. Gene is Chairman of Lynch Interactive and provides invaluable counsel to our telephone partners.

   Mark Cushing, who is Assistant to the Chairman and Chief Operating Officer of Lynch Manufacturing, is developing the human and financial resources necessary to accelerate the growth of our manufacturing operations, most particularly Lynch Display Technologies and M-tron Industries.

   We welcome these individuals to Lynch. It's truly a pleasure to work with them as well as all the talented and dedicated associates within the Corporation.

                                         Robert E. Dolan
                                         Chief Financial Officer

                            THANK YOU WARREN BUFFETT


   As a prelude to your reviewing the remainder of the Lynch Annual Report, please read the following (presented without change from Berkshire Hathaway 1996 Annual Report), and just substitute Lynch. This is how your Chairman thinks.


THE RELATIONSHIP OF INTRINSIC VALUE TO MARKET PRICE

   In last year's letter, with Berkshire shares selling at $36,000, I told you:
(1) Berkshire's gain in market value in recent years had outstripped its gain in intrinsic value, even though the latter gain had been highly satisfactory; (2) that kind of overperformance could not continue indefinitely; (3) Charlie and I did not at that moment consider Berkshire to be undervalued.

   Since I set down those cautions, Berkshire's intrinsic value has increased very significantly--aided in a major way by a stunning performance at GEICO that I will tell you more about later--while the market price of our shares has changed little. This, of course, means that in 1996 Berkshire's stock underperformed the business. Consequently, today's price/value relationship is both much different from what it was a year ago and, as Charlie and I see it, more appropriate.

   Over time, the aggregate gains made by Berkshire shareholders must of necessity match the business gains of the company. When the stock temporarily overperforms or underperforms the business, a limited number of shareholders--either sellers or buyers--receive outsized benefits at the expense of those they trade with. Generally, the sophisticated have an edge over the innocents in this game.

   Though our primary goal is to maximize the amount that our shareholders, in total, reap from their ownership of Berkshire, we wish also to minimize the benefits going to some shareholders at the expense of others. These are goals we would have were we managing a family partnership, and we believe they make equal sense for the manager of a public company. In a partnership, fairness requires that partnership interests be valued equitably when partners enter or exit: in a public company, fairness prevails when market price and intrinsic value are in sync. Obviously, they won't always meet that ideal, but a manager--by his policies and communications--can do much to foster equity.

   Of course, the longer a shareholder holds his shares, the more bearing Berkshire's business results will have on his financial experience--and the less it will matter what premium or discount to intrinsic value prevails when he buys and sells his stock. That's one reason we hope to attract owners with long-term horizons. Overall, I think we have succeeded in that pursuit. Berkshire probably ranks number one among American corporations in the percentage of its shares held by owners with a long-term view.

   Let me add a few thoughts about your own investments. Most investors, both institutional and individual, will find that the best way to own common stocks is through an index fund that charges minimal fees. Those following this path are sure to beat the net results (after fees and expenses) delivered by the great majority of investment professionals.

   Should you choose, however, to construct your own portfolio, there are a few thoughts worth remembering. Intelligent investing is not complex, though that is far from saying that it is easy. What an investor needs is the ability to correctly evaluate selected businesses. Note that word "selected": You don't have to be an expert on every company, or even many. You only have to be able to evaluate companies within your circle of competence. The size of that circle is not very important; knowing its boundaries, however, is vital.

   To invest successfully, you need not understand beta, efficient markets, modern portfolio theory, option pricing or emerging markets. You may, in fact, be better off knowing nothing of these. That, of course, is not the prevailing view at most business schools, whose finance curriculum tends to be dominated by such subjects. In our view, though, investment students need only two well-taught courses--How to Value a Business, and How to Think About Market Prices.

   Your goal as an investor should simply be to purchase, at a rational price, a part interest in an easily-understandable business whose earnings are virtually certain to be materially higher five, ten and twenty years from now. Over time, you will find only a few companies that meet these standards--so when you see one that qualifies, you should buy a meaningful amount of stock. You must also resist the temptation to stray from your guidelines: If you aren't willing to own a stock for ten years, don't even think about owning it for ten minutes. Put together a portfolio of companies whose aggregate earnings march upward over the years, and so also will the portfolio's market value.

   Though it's seldom recognized, this is the exact approach that has produced gains for Berkshire shareholders: Our look-through earnings have grown at a good clip over the years, and our stock price has risen correspondingly. Had those gains in earnings not materialized, there would have been little increase in Berkshire's value.

   The greatly enlarged earnings base we now enjoy will inevitably cause our future gains to lag those of the past. We will continue, however, to push in the directions we always have. We will try to build earnings by running our present businesses well--a job made easy because of the extraordinary talents of our operating managers--and by purchasing other businesses, in whole or in part, that are not likely to be roiled by change and that possess important competitive advantages.

                          LYNCH INTERACTIVE CORPORATION




TELEPHONY

   1996 was a stellar year for Lynch Interactive, our new name for all our communications related activities. We experienced strong growth in our core business, access lines, intra and interstate revenues. Virtually all of our central offices were digital by year's end. Rapid expansion of our fiber network continued throughout the year.

   Dunkirk & Fredonia became part of the Lynch family on November 25, 1996. D&F is a company with nearly 100 years of outstanding tradition serving the communities of Fredonia & Cassadaga in upstate New York (see inside front cover). The Maytum family has owned and operated this company its entire history. It serves over 11,000 access lines, provides Internet Service through its company owned facilities, as well as a long-distance reseller, a security alarm business and a paging business.

   Its central offices are all digital and extensive fiber placement has been taking place for several years. We are delighted to have this high quality, well managed company join the Lynch Family of companies.

   In 1996, Lynch entered into a contract (closed in March 1997) to acquire 60% of Upper Peninsula Telephone Company in Michigan with the intent to acquire the remainder. UP is an outstanding telephone company owned and operated by the Matthews family for over 45 years. UP serves 6,200 access lines and owns minority interests in two cellular licenses covering a net population of 59,000.

   We are looking forward to the year 2000. Most of our telephone companies are offering or are about to offer in the near future access to the Internet. We are also awaiting the full implementation of the Telecommunications Act of 1996. It is becoming more apparent that the proper safeguards are being put in place for rural high quality telecommunications providers.

   Each of our units are being encouraged to expand their horizontal as well as vertical businesses to take advantage of the explosive rate of growth in the telecommunications and multi-media industries.

                        Eugene P. Connell
                        Chairman
                        Lynch Interactive Corporation


WHY RURAL TELEPHONE COMPANIES

- Domestic, franchise business

- Stable, predictable cash flow

- Growth potential--access lines, usage, technology, cellular

- Move to incentive regulation

- Lynch partnership philosophy for family business

- Leverageable transactions



TELECOMMUNICATIONS OVERVIEW

                      1993    1994   1995   1996    1997(p)
                      ----    ----   ----   ----    -------
                                 ($ Millions)

  Revenues          16.136   20.016  23.456  28,468  46,900
  EBITDA             8,896   10,744  12.202  15,192  23.000
  Capex              2,138    8,410  14,051  11,056  10,000



  TELECOMMUNICATIONS ACCESS LINES AND CELLULAR POPS

                                  ACQUIS.
                    ACQUISITIONS   COST    WHEN
                        DATE       (SM)   ACQUIRED 12/31/96
                    ------------   ----   -------- --------

  ACCESS LINES
  ------------
  Western
   New Mexico       Oct. 19, 1989    44.3   4,200    5,596
  Inter-Community   Apr. 2, 1991      5.7   1,200    2,555
  Cuba City/Belmont Oct. 31 1991      7.2   2,200    2,442
  Bretton Woods     Feb. 1, 1992      1.7     250      360
  J.B.N.            Nov. 30. 1993     7.2   2,300    2,658
  Haviland          Sept. 27, 1994   13.0   3,800    3,890
  Dunkirk &
    Fredonia        Nov. 26, 1996    28.0  11,129   11,129
  Upper Peninsula   Mar. 18, 1997           6,200    6,200
                                           ------   ------
                                           31,279   34,830


  CELLULAR POPS                                     74,234
  -------------
  DIRECT TV                                          1,355
  ---------
  CABLE                                              4,454
  -----

                      WESTERN NEW MEXICO TELEPHONE COMPANY

   Western New Mexico Telephone Company serves nine exchanges in rural southwestern New Mexico with telephone service. Western has approximately 5,600 access lines, spread out over 15,000 square miles. All of the exchanges have digital switching, connected by 380 miles of fiber optics, and are served by a well trained and dedicated service department.

   In 1996, Western added approximately 400 access lines (7.6% growth), cut over the remaining digital remote switch connecting it to the DMS-100 host switch at Cliff, and began training programs to prepare employees for the competitive future. In addition, Western's Management has been doing long range planning for its affiliate company, WNM Communications. WNM is an unregulated company, which serves 1,400 customers with DBS satellite television service, and is going to roll out an Internet offering in Silver City, New Mexico, and all of Western's telephone exchanges, early in 1997.

   Management is involved in several projects in anticipation of becoming the full service, one stop inter-active company serving southwestern New Mexico.

   The following projects are either under way or are under analysis:

   1.    Equal access.

   2.    Becoming a long distance provider.

   3. Conversion of Western's switching capabilities to signaling system seven (SS7).

   4.    Begin offering paging services.

   5. Joining a partnership to provide fiber optic connection between El Paso, Texas and Tucson, Arizona.

   6. Joining with other New Mexico independent telephone companies in establishing a statewide toll network.

   Western's Management looks forward to a busy and productive future. Change is coming to the telephone industry and Western will be pro active in the pursuit of new business opportunities.

Jack C. Keen                        Jack W. Keen
Chairman                            President



                      INTER-COMMUNITY TELEPHONE COMPANY

   The Inter-Community Telephone Companies serve approximately 2,600 subscribers in southeastern North Dakota. When all of our current construction is completed we will have linked together 9 exchanges with 165 miles of fiber optic cable using a Northern Telecom DMS-10 host-remote configuration.

   On June 1, 1996, we completed the purchase of the following exchanges in North Dakota from US West: Hope, Page, Sanborn and Tower City. We look forward to offering the same quality service in these exchanges that we offer in our original 5 exchanges.

   In 1997, Inter-Community begins its 50th year of operation. We are still on track to offer enhanced SS7 features, Equal Access and local Internet access early in the year. In the future we also plan to construct another 30 miles of fiber optic cable that will provide us with SONET capabilities. This span of cable will also allow us to provide Interactive TV to several area schools and for us to become a Competitive Local Exchange Carrier ("CLEC") beyond our current service area.

                              Keith Andersen
                              General Manager

        BELMONT TELEPHONE COMPANY, CUBA CITY TELEPHONE EXCHANGE COMPANY,
                       LAFAYETTE COUNTY SATELLITE TV, INC.



   In 1996, the companies completed the installation of fiber optic circuits between Cuba City and Belmont. These circuits allowed the companies to reroute a portion of the toll traffic over their facilities in the late fall. The remaining toll traffic is scheduled for rerouting in early 1997.

   In Cuba City the company will be providing the local network for "distance learning" at the high school in 1997.

   Facilities planned for the next two years include the switch upgrade in Cuba City to provide up to date calling features such as caller identification, voice mail, and other customer enhancements. The switch will also be modified to act as a host switch for Belmont. Conversion of Belmont to a remote switch is planned for early 1998.

   Subscriber growth, during 1996, continued at 2% reaching a total of 2,442 at year end.

   Long distance calling maintained its strong growth reaching 1.1 million minutes per month, an increase of 7% over 1995.

                              Richard A. Kiesling
                              President


                         BRETTON WOODS TELEPHONE COMPANY


   Our smallest but one of our most aggressive Telcos provides a wide range of services to their more than 300 customers.

   The latest offering, Internet, through their World Surfer company, was introduced in early January 1997 after considerable planning in the fourth quarter of 1996.

   The switch serving Bretton Woods' customers is state of the art and providing excellent service.

   Bretton Woods has been very successful in offering Centrex Service to the business community.

   Plans to introduce Intra-lata prescription are being worked on with an introduction in the Summer of 1997.

   Bretton Woods continues to meet their customer's needs in an ever expanding world of telecommunications.

                              Nancy Hubert
                              Senior Vice President
                              of Operations


                           JBN TELEPHONE COMPANY, INC.


   JBN Telephone Company serves fifteen exchanges in Northeast Kansas, approximately 45 miles north of Topeka, Kansas. The company's serving area is predominately rural and small businesses.

   JBN received the necessary regulatory approvals to purchase and begin operating two exchanges from Sprint/United Telephone Company, effective September 1, 1996. This purchase brought the company's access lines up to 2,658 by year end.

   JBN began providing Internet access to all of its customers during the latter part of 1996 by concurring in a Southwestern Bell and United Telephone tariff which allows all JBN customers access to the Internet provider of their choice.

   Although JBN enjoyed a busy and successful year in 1996, the company has plans for improving its service offerings in 1997.

   In February, JBN converted all of its offices to Equal Access.

   In March, the company began providing SS7 and CLASS features, and is already aggressively marketing its advanced custom calling options.

   The management and staff at JBN Telephone Company are proud of its accomplishments, excellent service record, and looks forward to 1997 as a challenging and successful year.

                                         Gene Morris
                                         Vice President & General Manager

                        HAVILAND TELEPHONE COMPANY, INC.



   1996 was another profitable year for Haviland Telephone Company with telephone revenues reaching the highest level ever. The Company invested nearly $1 million in telephone facilities, mostly in buried copper plant upgrades to provide greater line capacity and more reliable service. The most potent driver of profitability last year, Interstate access revenue, grew a brisk 16%, in line with increased access usage. In fact, company EBITDA grew at over 14% again a record for company history.

   During 1997, several exchanges will provide local Internet access. Both market study and continued informal inquiries indicate a strong customer interest in local Internet access.

   Investment in plant will again be a large priority. At least one major buried copper facility upgrade will be completed. By mid-year all exchanges will have digital switching facilities and be InterLATA Equal Access capable.

   Early 1997 will see implementation of Kansas quality of service standards for the company. This new measure will provide the company with quantifiable assessment of our customers line reliability.

   During 1997 paging service will expand its coverage area with high antennas and more transmitter power, providing greater saleability for the service.

   Essentially, 1997 will provide the company with good access revenue while giving opportunity for the company to entrench itself in retail service offerings.

                              Robert Ellis
                              President


                                CLR VIDEO, L.L.C.


   In November 1995, CLR acquired twenty three (23) cable systems from Douglas Cable Company and began operation on December 1, 1995. The early months of operations presented various challenges that were overcome throughout 1996.

   Since then, CLR has made massive improvements to the system, so that at year end 1996, the customer base has been stabilized.

   There are additional system improvements planned for 1997 to further improve service to our customers. We look forward to the challenges in the year ahead.

                               Robert C. Carson
                               President

                           WIRELESS TELECOMMUNICATIONS



   Wireless telecommunications is clearly one of the fastest growing industries in the world today. Since the birth of the cellular industry in 1984, annual subscriber growth has averaged 67% with the industry currently growing in excess of 30%. There were 44 million cellular subscribers at the end of 1996 far surpassing initial expectations while industry service revenues neared $24 billion, up 24% versus 1995. Annual cellular subscriber growth rates in the United States have been in excess of 40%, far surpassing initial expectations. With service and telephone hand sets pricing continuing to decline, industry analysts continue to see a large and growing demand for wireless telephony. The consensus projections are that the cellular penetration of 17% today will grow to an overall total wireless telecommunications penetration of well over 40% by year 2005 or nearly 120 million wireless customers. Most of the growth will be garnered by digital systems.

   Advantages in digital wireless communications are numerous. We are free from being locked into "waiting for the important call." Moreover, we are provided additional convenience, and perhaps more importantly, security. At the same time, wireless offers new ways for businesses to enhance productivity and improve service at lower costs.

PERSONAL COMMUNICATIONS SERVICES

   Personal Communications Services ("PCS") is a second generation low-cost digital wireless service utilizing voice, video or data devices that allow people to interact at anytime and virtually anywhere.

   Since broadband PCS will be digital from the outset, operators will be able to offer enhanced digital services such as caller-ID and voice messaging to customers which up to now have been unavailable from traditional analog cellular operators. Moreover, these new digital networks will have significantly more capacity than existing analog networks which will facilitate larger battery lives and offer greater call privacy and clarity. Therefore, in large cities with congested cellular networks, PCS operators will have an opportunity to offer better overall service at lower prices than the cellular incumbents.

   Over the past three years, the Federal Communications Commission ("FCC") auctioned off approximately two thousand PCS licenses, a total of 120 MHZ of spectrum, falling within six separate frequency blocks labeled A through F. Frequency blocks C and F were designated by the FCC as "entrepreneurial blocks." Certain qualifying small businesses were afforded bidding credits in the auctions as well as government financing of the licenses acquired.

   For auction purposes, the FCC segmented the United States utilizing two different service areas based on Rand McNally's major trading areas ("MTAs") and basic trading areas ("BTAs"). MTAs divide the country into 51 contiguous, non-overlapping areas and were used in the A and B block auctions. BTAs divided the country in 493 contiguous, non-overlapping areas and were utilized in the C, D, E and F block auctions.

   Under the FCC rules, one-third of the population covered by these licenses and must be constructed within five years of the award of the license; and, two-thirds must be served within ten years. Failure to comply could result in loss of the license.

   Starting December, 1994, the FCC held its first simultaneous multiple round auction for 99 licenses to provide broadband PCS over 30 MHZ of spectrum over the 51 major trading areas, A and B blocks. The auction concluded on March 13, 1995. In the spring of 1996, the FCC finalized the auction of 493 BTA licenses of 30 MHZ of spectrum on frequency block C, and in January 1997 the FCC concluded auctions for 1,479 BTA licenses for 10 MHZ of spectrum on frequency blocks D, E & F.


LYNCH PCS

   Lynch, as a limited partner in six small business entities, participated in the C and F block auctions, the so called "Entrepreneurial Blocks", which carried special financial incentives for qualified small businesses. These partnerships were eligible for the bidding credits to be used during the auction and long-term government financing at long-term Treasury rates that the FCC offered to qualified small businesses. Lynch subsidiaries hold a 49.9% equity interest in each of these partnerships and have funding commitments for which they will receive interest and commitment fees at stated rates.

   Further, in compensation for providing certain services, Lynch will receive a carried interest in licenses acquired in the D and E block auctions by an affiliated entity.

[MAP]

   The above map denotes areas in which Fortunet or Aer Force won either 30 or 10 megahertz of spectrum in the PCS Auction.


FORTUNET

   In the C block auction, Lynch partnerships won a total of 31 licenses in 17 states covering a population of 7,029,291 million. Areas under license include the state capital cities, Tallahassee, Florida; Hartford, Connecticut; Des Moines, Iowa; and Cheyenne, Wyoming. In addition to these capitals, the partnerships acquired licenses in contiguous areas in Florida, Iowa, and Wyoming as well as selected areas of Georgia, Illinois, Idaho, Kansas, Maryland, Minnesota, New Hampshire, New Mexico, New York, Pennsylvania, Oregon, Texas, Virginia, and Wisconsin. It is expected that these licenses will be rolled into one partnership, Fortunet Communications, L.P. of which a Lynch subsidiary will have a 49.9% partnership interest.

   The total cost of these licenses was $216.2 million, or $30.76 per 30 MHZ POP, after the 25% bidding credit that the FCC provided to small businesses. In addition, the FCC provided long-term financing principal amortizing quarterly in years seven through ten at Treasury interest rates at 6.51% (though the FCC staff has yet to figure out the appropriate interest rate benchmark to "charge"). $194.6 million, or 90%, of the cost of the licenses acquired was financed by the U.S. Government. We expect interest payments, which are now due quarterly, to be made on an "annual basis," if not in a "PIK" format (Wall Street terminology for payment in kind).


AER FORCE II AND RIVGAM COMMUNICATORS

   In the F block auction, which concluded in January 1997, Aer Force Communications B was the winning bidder for 5 licenses, covering a population of 19,990,673 million, including licenses in two of the top ten markets, the high profile cities of Los Angeles and Washington, D.C. The Partnership also won licenses in Sarasota, Florida; Reno, Nevada, and Santa Barbara, California. The total cost of these licenses was $19.0 million, or $0.95 per 10MHz POP, after the 25% bidding credit that the FCC provided to small businesses. The license are expected to be awarded in the first half of 1997. Under the auction rules, financing will be provided for 80% of the cost of the licenses won at auction, $15.2 million at Treasury rates at the time of the award. Principal amortization will be quarterly in years two to ten.

   In compensation for certain services during the PCS auction as well as certain on going service requirements, a Lynch subsidiary will also have a profit participation after cash "hurdle" interest in certain PCS licenses won by Rivgam Communicators, L.L.C. in the 10 megahertz D and E block auctions. An affiliate of Lynch Corporation's Chairman and Chief Executive Officer own Rivgam. Rivgam won licenses covering 33,085,351 POPs in eleven markets, three of which, Los Angeles, Washington and Reno, Nevada overlap with Aer Force's licenses, along with Philadelphia, PA, San Diego, CA, Baltimore, MD and Cruses, New Mexico. The total cost of the licenses won by Rivgam was $84.9 million at an average cost of $2.39 per 10 megahertz POP, no bidding credit or government financing was provided to participants in the D&E Block Auction.

   As noted above, we see excellent opportunities in the provision of wireless PCS services. However, there will be challenges. The large amount of spectrum that has recently been made available by the FCC has created a huge inventory currently beyond initial needs. In addition, the bidding on C-Block spectrum grew to much higher levels than had been anticipated. This high cost of the C-Block as well as the abundance of spectrum looking for financing, has made financing of the build-out of this spectrum more difficult than anticipated. As such, the company will be mindful of the appropriateness of the value of this highly leveraged investment as it continues to pursue various alternative financing strategies.

   With regard to the F-block licenses, the lower cost of the licenses coupled with the location in major markets, like Los Angeles and Washington D.C. is expected to ease the burden of obtaining financing.

   In conclusion, we look to our participation in the unfolding PCS dynamic with a considerable degree of optimism but not without the realization of the significant risk inherent in the successful execution of this strategy. Each license presents a unique set of opportunities and challenges. We and the partnerships intend to look for joint ventures with strategic, operational and financial partners to realize the value of each property.

                               LYNCH BROADCASTING




   Lynch currently has ownership interests in two network affiliated television stations, Station WOI-TV and Station WHBF-TV. Station WOI-TV is an ABC affiliate which serves the Des Moines, Iowa media market, the 72nd largest in the United States with 372,000 households. Station WHBF-TV is a CBS affiliate which serves the Quad-Cities media market in Rock Island and Moline, Illinois, and Davenport and Bettendorf, Iowa, the 88th largest market in the United States with 299,000 total households. On a short-term financial reporting basis, both stations reported slightly lower revenues and EBITDA in 1996 versus 1995, but operating improvements have been implemented and a rebound is anticipated at both properties in 1997.

   Philip J. Lombardo is our partner in both these ventures. Phil is a well known industry player with over thirty five years of experience in operating broadcasting properties.


STATION WOI-TV

   In 1994, Capital Communications Corporation acquired the assets of Station WOI-TV from Iowa State University. Lynch Corporation owns 49% of the common shares outstanding and a convertible preferred, which when converted, will bring Lynch's common share ownership to 50%. Lynch's initial investment in Station WOI-TV was $13.25 million in the form of Senior Debt, Subordinated Notes, Preferred Stock, Convertible Preferred Stock and Common Stock. Less than one year later, all funds were returned to Lynch, including interest at the stated rates, save for the $250,000 anticipated long-term investment in the common and convertible preferred.

   Revenues during 1996 were $9.1 million and broadcast cash flow was $2.9 million. The 1995 amounts were $9.2 million and $3.3 million, respectively.

   Despite an off year in reported results, we are still extremely enthusiastic about the operations of this station as well as the demographic characteristics of the area. Such enthusiasm was recently bolstered by the fact that the NBC affiliate that serves the Des Moines market, Station WHO-TV, was sold in 1996 for a purchase price of $71.0 million.


STATION WHBF-TV

   In 1987, Lynch made an initial investment in Station WHBF-TV of $7.0 million in the form of subordinated notes and a 20% partnership equity interest. Over the years, due to the success of the station, the majority of the subordinated notes were repaid along with the stated interest. In early 1997, as part of a major refinancing, the remaining principal and interest associated with the subordinated notes was repaid, leaving Lynch with a net $250,000 remaining investment in our original partnership interest.

   Revenues during 1996 were $7.1 million and broadcast cash flow was a very healthy $3.0 million. The 1995 amounts were $7.2 million and $3.2 million, respectively.


PERSPECTIVE

   We have long believed in the intrinsic value of local network-affiliated television stations. This belief caused us to make substantial investments in both these properties at the time of their initial acquisition. Their subsequent success resulted in the return of substantially all of our initial investment at reasonable rates of return. Today we reap the benefit of our commitments: we hold investments in two extremely valuable properties at a minimal cost basis to Lynch. Under current accounting rules, these values are not reflected in our reported financial statements, but represent a significant "hidden value" within Lynch Corporation.

                             THE MORGAN GROUP, INC.



   The Morgan Group, Inc. ("Morgan") and its wholly owned subsidiaries, Morgan Drive Away, Inc, Interstate Indemnity Company, Morgan Finance Company and Transfer Drivers, Inc. ("TDI") had an eventful year in 1996.

   The highlights for 1996 and the areas of emphasis in the years ahead are:

   Consolidation: Morgan, through its Morgan Drive Away division, is the long-time industry leader in its niche market, arranging for the shipment of manufactured houses. We have built a number one market share over the years by forging a reputation for quality service, and we have now begun to leverage that by acquisitions. We added three companies in 1993-1995, and announced our most significant acquisition at year-end 1996: the purchase of Transit Homes of America. Transit, as does Morgan, serves a number of the nation's leading producers of manufactured housing, including Fleetwood Enterprises, Champion Enterprises, Redman Homes, Palm Harbor, and Cavalier Homes. We believe that our market share in shipment of manufactured houses--now over 30%--will allow us efficiencies and strengths to be a formidable force in the field.

   Restructuring: As we sharpen our focus in manufactured housing and outsourcing, we find it beneficial to exit certain segments of the RV/Transport operations. Our "Truckaway" division, which delivered van conversions and small trucks, operated in highly competitive environment, necessitated high capital spending and fixed costs, and sustained large losses in 1996, detracting from the success of our manufactured housing division. By closing/selling this operation, we not only cut out a drag on operating income but also generated positive cash flow from the sale of assets--cash to be used in developing our more profitable manufactured housing and outsourcing operations. While this created "special changes" to our 1996 results, the future benefits of this action will be important. Hand-in-hand with cutting our fixed costs, we also have set upon a path to cut our overhead, including our centralized selling, general, and administrative costs.

   Outsourcing: The trend toward manufacturers' outsourcing the arrangement of transporting their vehicles is accelerating. This is an estimated $500,000,000 market, involving the annual shipment of some 750,000 commercial vehicles -buses, vans, garbage trucks, fire engines, UPS and Fedex vehicles and the like. Increasingly, manufacturers are turning to outside specialists to deliver their products to the point of sale or work site. The 1995 acquisition of Transport Drivers, Inc. ("TDI") propelled Morgan into multi-industry outsourcing, adding some balance as well as growth to our business. This, like manufactured housing shipment, is a highly fragmented industry, marked by dozens of small companies and only a few national competitors capable of providing full service to the largest manufacturers. Our growth has been rapid, tripling over the past four years to around $2.3 million, but we feel we have just begun our efforts.


INDUSTRY OVERVIEW

   The Morgan Drive Away core operation is the leading provider of outsourcing transportation for the manufactured housing, recreational vehicle and commercial truck industries in the United States. Morgan Drive Away also facilitates the moving of a variety of other goods such as commercial vehicles, motor homes, modular offices, semi-trailers and the like.

   We believe that a combination of factors bode well for the long-term health of the industries we serve. High quality new products, attractive demographics, healthy consumer confidence levels, and, a relatively short supply of rental apartments are favorable trends in manufactured housing. Further, the national trend toward outsourcing in many American industries fits into our strategy of providing services to some of the most rapidly growing companies in the country.


RESULTS OF OPERATIONS AND OUTLOOK

   Revenues in 1996 reached an all time high of $132.2 million, up 8% from last year. Profits, however, were not satisfactory, reflecting a special charge related to the continuance of the truckaway operation, losses in 1996 from the truckaway operation, higher driver pay, and claims. Consequently, EBITDA before special charges dropped to $2.0 million in 1996, down from $4.6 million in 1995 and after tax loss, after giving effect to the $3.5 million of special charges, was $1.9 million versus net income of $2.0 million in the prior year.

   Having cut away unprofitable operations and focusing on our areas of dominant market position and growth, Morgan's future is bright. The industries served are expanding, our most important customers are the leaders within those industries, and the company's financial wherewithal and management commitment to maximizing shareholder value should result in sharp profit improvement in 1997 and beyond.

                              Charles C. Baum
                              Chairman

                         LYNCH MANUFACTURING CORPORATION



   Lynch Corporation manages its manufacturing interests through a 100%-owned subsidiary, Lynch Manufacturing. Lynch Manufacturing holds investments of approximately 72% in Spinnaker Industries, 90% in Lynch Machinery and 94% in M-tron Industries. To better reflect its broader markets and corporate strategy, in 1997 Lynch Machinery will be repositioned under Lynch Display Technologies, Inc.

   Each of these companies is strategically positioned in global growth industries. Spinnaker concentrates on adhesive-backed materials, Lynch Display Technologies focuses on manufacturing technologies for electronic displays and consumer glass, and M-tron provides frequency control components for telecommunications and computer applications. Each company has an experienced management team coupled with high quality manufacturing and engineering processes. Lynch's commitment is to work with each company to explore and develop strategic resources to sustain steady, profitable growth on a year-to-year basis.

                        Mark L. Cushing
                        Assistant to the Chairman



                           SPINNAKER INDUSTRIES, INC.


   Spinnaker Industries, Inc. finished its third consecutive year of strong growth, record sales, and increased shareholder value. 1996 revenues were approximately $245 million. The management team of Richard J. Boyle and Ned N. Fleming III led a refinancing of the company through the issuing of $115 million in senior notes and secured a revolving credit line of $40 million. The refinancing greatly enhances the company's ability to grow in the adhesive-backed materials industry; strengthening its ability to invest in capital expenditures and acquisitions.

   Central Products Company--Spinnaker benefited from the first full year of operations of Central Products, which it acquired in October of 1995 from Alco Standard Corporation. One of the nation's leading manufacturers of carton sealing tape for over 75 years, Central enjoys a greater than 50% share of the water sensitive carton sealing tape market, where its revenues are twice that of the next largest competitor. Central is one of the three largest producers in the rapidly growing pressure sensitive carton sealing tape market segment and the only producer of all three of the major pressure sensitive technologies. 1996 sales reached a record $126 million, affirming the company's ability to grow internally while providing an excellent platform for continued acquisitions. Utilizing its established distribution network including strong relationships with two multi-billion dollar distributors, Central is well positioned to acquire more and varied product lines, enhancing its reputation as the only one-stop manufacturer of private label products in the carton sealing tape market.

   Brown-Bridge Industries, Inc.--The company experienced record sales of $112 million for 1996 by expanding its share of the growing pressure sensitive labels and the overall adhesive-backed label stock market which approximates $2 billion dollars. Brown-Bridge's greatest success has been its peel and stick postage products, of which sales increased from $3 million in 1995 to $20 million in 1996. Consumer demand for peel and stick products exceeded all expectations in 1996, and Brown-Bridge was awarded a second contract to supply the Bureau of Engraving and Printing (the "BEP") with pressure sensitive postage material, strengthening its position as the BEP's sole provider for these products. Capital investment was highlighted by the addition of a $4 million silicone coating line placed in production during December. This expenditure alone is expected to reduce material costs by over $2 million in 1997. Spinnaker acquired Brown-Bridge from Kimberly-Clark Corporation in September of 1994. Brown-Bridge develops, manufactures and markets adhesive coated materials that are converted by printers and industrial users into products for marketing, identifying, promoting, labeling and decorating applications.

   Entoleter, Inc.--Entoleter also experienced record sales of $7.9 million for a fifth year of revenue growth. Entoleter produces impact milling and rotary-knife size reduction equipment along with air pollution products. The company services a broad array of customers, including the plastics industry, with its precision granulating technology.

   The Board of Spinnaker paid a stock dividend through the issuance of one share of common stock for each outstanding share of existing common stock. The newly issued common stock (now referred to as Common Stock) has a one-tenth vote per share, compared to one vote per share for the existing common stock, now referred to as Class A Common Stock. The stock dividend, an effective "2-for-1" split, enables shareholders to retain substantially all of their voting power while decreasing their equity position.

   Spinnaker Industries' 1996 financial results demonstrate management's ability to execute their strategy of growing core businesses while pursuing and integrating innovative acquisitions.

                              Richard J. Boyle
                              Chairman

                        LYNCH DISPLAY TECHNOLOGIES, INC.


   Through Lynch Display Technologies, Inc., Lynch Machinery designs, develops, manufactures and markets a broad range of manufacturing equipment for the electronic display and consumer glass industries. The company's technology serves two major markets: cathode ray tube (CRT) displays for use in television sets and computer monitors, and the manufacture of consumer glass products such as tableware and ovenware. In the past two years, the company has broadened its product offerings to include electronic control systems and ancillary equipment used in glass production lines.

RESULTS OF OPERATIONS

   Revenues and operating income for 1996 continued near the historic high levels of 1995. Revenues were $26.1 million compared with $32.3 million in 1995. EBITDA totaled $4.9 million compared with $7.5 million in the prior year. Net income from continuing operations was $2.7 million or 10% of revenues.


EXPANDED FACILITIES

   We have taken several steps to enlarge and improve our production facilities in Bainbridge, Georgia. In January, the company completed construction of a 15,000 square foot assembly building named in honor of recently-deceased long-time Director of Engineering, Ken Hileman. The building features a 50-ton crane spanning the 85 foot wide building. With 35 feet of clearance from the floor to the crane hook, we now have the ability to assemble, disassemble, and load for shipment the very large pieces of equipment required by the television glass industry. We also purchased an adjacent tract of land for future expansion.


CONTINUED MARKET GROWTH AND HDTV

   The market for television sets and computers continues to grow. Industry sources project increases in display production from 257 million units in 1996 to 380 million units in 2002. The CRT display manufacturing industry is concentrated outside the United States. 84% of Lynch Machinery's sales from 1994-1996 were to companies in Korea, China, Indonesia and India.

   The most significant market opportunity for Lynch Machinery is tied to the FCC's adoption of High Definition Television (HDTV) as the new standard for digital television broadcasting and display in the United States. The FCC approved HDTV as its final act in 1996. HDTV has been available in Japan for three years and is expected to become a global broadcasting technology. After 15 years of research, development, industry negotiation and rule-making, the FCC has adopted new standards for digital, high-definition broadcasting. HDTV will provide for movie-quality, high resolution television viewing with CD-level audio.

   Over the next five years, HDTV is expected to provide a significant boost to consumer demand worldwide for larger screen television sets. Larger screen sets (31" and up) and a wider aspect ratio (16:9) are required by consumers to capture the enhanced viewing value of HDTV. Every consumer electronics manufacturer is gearing up to meet this demand. Average screen sizes have increased in recent years from 19" to 25"; with HDTV standard sizes will increase to the 31"-38" range.

   In anticipation of this developing market, Lynch Machinery has designed, manufactured and marketed a unique HDTV press to accommodate industry needs for HDTV production sizes and quality.


STREAMLINED OPERATIONS

   Early in 1996 we discontinued the manufacture in Bainbridge of packaging machinery. The Miller-Hydro product line was sold to a Canadian company which continues to manufacture the equipment under the historic name. Lynch continues to furnish replacement parts for the large installed base of these machines. Completing our withdrawal in 1996 from the manufacture of packaging machines, we sold Lynch Tri-Can International, a company purchased out of a bankruptcy proceeding two years earlier. Operating losses and the write-down of assets resulting from the discontinuance of the packaging machinery operations totaled $1.1 million, all of which was reflected in reduced results for 1996. From a strategic point of view, our resources are better utilized in the display and consumer glass equipment industry.


PRODUCT DEVELOPMENT

   New products are vital to the future of Lynch Machinery. Our recent growth has been fueled by technical innovations--in fact, we have made more advances than any other supplier to the industry. In only our second year of marketing control systems and retrofit technologies, we achieved $6.2 million in 1996 sales of these new products--equal to Lynch Machinery's entire revenues for 1992. We have put together an engineering and product development group capable of reaching Lynch Machinery's goal of being the leading provider of capital equipment to the electronic display and consumer glass industries.

                              Robert T. Pando
                              President

                             M-TRON INDUSTRIES, INC.


   M-tron Industries is certified as an ISO 9001 (International Standards Organization) manufacturing company. We were pleased to receive ISO 9002 certification in 1996 for M-tron's purchasing organization and procedures. This applies to documentation quality in the design, manufacture, and sourcing of frequency control products for the telecommunication, wireless communications, computer, and computer peripheral marketplaces.


THE MARKETS

   The Sales/Marketing department was re-organized in 1995 to meet the changing demands of the technical markets served by M-tron. This resulted in the addition of major electronic component distributors servicing significant portions of the industries using products supplied by M-tron. We have upgraded and consolidated our distributor base, dramatically improving annual sales ratios per distributor. Many of our multi-national customers are served by M-tron's overseas representatives as well as M-tron's Hong Kong office. In its second year of operations, M-tron Hong Kong is showing significant growth and customer activity. In 1997 this office will also provide product sourcing services.

   M-tron's product and sales strategies focus on the telecommunications and wireless communications industries. Our re-organization has enabled us to utilize sales and engineering staff specifically devoted to these areas in technical applications assistance and customer service. For example, in the wireless area M-tron is a major supplier of manufactured quartz crystals to large suppliers of equipment for automatic wireless meter reading such as gas, water and electricity. We expect to service an expanding range of products for the emerging wireless marketplace. 1996 also saw continued growth in the performance of our higher-end manufactured oscillators. M-tron's marketing and product engineering strategy is to continue to design and manufacture high performance frequency components, while distributing lower to medium range products procured from overseas manufacturing sources.


OPERATIONS

   M-tron started internally to develop team programs in 1995. Based on productivity benchmarks, our overall team improvement percentage was 23.75% in 1996. The trend line indicates continuing upward progress in the 30% to 40% range. The results of a team incentive program made M-tron a more competitive employer. M-tron moved to a second level of team training in 1996 and will continue this in 1997.


1996 SUMMARY OF OPERATIONS

   Although revenues fell short of the 1995 high mark of $20.1million, the 1996 results of $18.7 million represent a significant growth from 1993 and 1994, and we are confident that M-tron is in a position to launch a new phase of profitable growth. The supply of M-tron's products is heavily dependent on the semi-conductor industry which was significantly off in 1996; however, the latter part of 1996 showed significant increased activity. Even though revenues declined in 1996, EBITDA only decreased to $1.8 million from $1.9 million.

   With our emphasis on the telecommunications and wireless marketplaces, the strategic and technical approach of our Sales/Marketing team and the development of new products for these applications, M-tron looks forward to increasing demand for its products in 1997 and beyond.

   M-tron would like to take this opportunity to thank its employees, suppliers, the Yankton community and in particularly its customers for the understanding and hard work necessary to grow and succeed in a very competitive international marketplace.

                              Martin J. Kiousis
                              President

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATION


RESULTS OF OPERATIONS

YEAR 1996 COMPARED TO 1995

   Revenues increased to $451.9 million in 1996 from $333.6 million in 1995, a 35.5% increase. Acquisitions made during late 1995, principally in the manufacturing segment, were the most significant contributors to the increase. In the manufacturing segment, revenues increased by $103.4 million to $291.1 million versus $187.7 million in 1995, or 55%. Central Products Company, which was acquired on October 4, 1995, contributed $126.4 million in 1996 versus $30.6 million in 1995. 1996's manufacturing revenues also reflect $26.1 million from Lynch Machinery, Inc., a decrease of $6.2 million when compared with 1995 results. This decline was a result of lower production activities associated with extra-large glass presses versus 1995. Three extra-large glass presses were shipped in 1996 versus eleven in 1995. The services segment, which represents 29.3% of total revenue, increased by $9.9 million from 1995 or 8%. In the multimedia segment, which represents 6.3% of total revenue, revenues increased by $5.0 million. The inclusion of CLR Video for the full year($1.4 million), increased revenues at Western New Mexico ($1.8 million) and the acquisition of Dunkirk & Fredonia Telephone ($.9 million) were the major factors contributing to the growth in the multimedia segment.

   Earnings before interest, taxes, depreciation and amortization (EBITDA) increased to $33.9 million in 1996 from $31.1 million in 1995, a $2.8 million, or a 9% increase. Operating segment EBITDA (prior to corporate management fees and expenses) grew to $37.3 million from $35.0 million, a 7% increase. The manufacturing segment represented 67% of EBITDA or $22.8 million, an increase of $5.7 million versus 1995. The full year inclusion of Central Products whose EBITDA contribution was $10.9 million in 1996 versus $2.7 million in 1995 accounted for $8.2 million of the increase. This increase was offset by lower EBITDA at Lynch Machinery of $2.6 million when compared to 1995 results due to lower sales volume of the extra-large glass presses. The services segment had negative EBITDA of ($1.8) million versus $4.7 million in 1995. The decline was attributable to (a) a $3.5 million loss reserve taken by Morgan relating to the closing of the Truckaway Division and related real estate and (b) a decrease in recreational vehicle margins due to reduced demand and higher driver pay and insurance claims. The multimedia segment contributed $15.3 million or 45.0% of total EBITDA versus $12.3 million in 1995.

   Operating profits for 1996 were $16.9 million in 1996, a decrease of $2.9 million or 15% versus 1995. Operating profits in the services segment declined by $6.6 million due to the same factors impacting EBITDA. This decline was partially offset by improvements in the manufacturing, multimedia and corporate segments of $1.5 million, $1.7 million and $.5 million, respectively.

   Investment income decreased by $.9 million to $2.2 million in 1996 versus 1995. The decrease was related to lower dollar investments generating current income.

   Interest expense increased by $6.2 million in 1996 when compared to 1995. The increase is due primarily to the full year effect of financing the acquisition of Central Products in late 1995.

   Gain on sales of subsidiary and affiliate stock increased by $5.1 million in 1996. This increase is the result of the conversion of a $6.0 million Spinnaker
Note into Spinnaker Common Stock in 1996 and other transactions.

   The 1996 tax provision of $3.0 million, included federal, state and local taxes and represents an effective rate of 40.8% versus 39.2% in 1995.

   Results of discontinued operations reflect the disposal Tri-Can International, a manufacturer of packaging machinery. The assets sold consisted primarily of inventory and intangibles. As a result of this disposal, a loss of $.5 million net of taxes and minority interest was recorded. In addition, the operating results of Tri-Can have been classified as discontinued operations and result in net operating losses of $.3 million in 1996 versus $.3 million in 1995.

   Loss on early extinguishment of debt, net of taxes and minority interest, resulted in an extraordinary charge to income of $1.3 million in 1996. The early extinguishment of debt is the result of Spinnaker Industries issuing $115 million of Senior secured debt due in 2006. The debt proceeds were used to extinguish substantially all bank debt, bridge loans and lines of credit at Spinnaker and its major operating subsidiaries.

RESULTS OF OPERATIONS

YEAR 1995 COMPARED TO 1994

   Revenues increased to $333.6 million in 1995 from $183.2 million in 1994, an 82% increase. Acquisitions made during 1995 and 1994, principally in the manufacturing segment, were the most significant contributors to the increase. In the manufacturing segment, where revenues increased by $126.5 million to $187.7 million in 1995 from $61.2 million in 1994, or 207%. The acquisition of Brown-Bridge Industries, Inc. on September 19, 1994, contributed $97.2 million in revenues for 1995 versus $26.8 million in 1994. This represents 56% of the total manufacturing increase. The acquisition of Central Products Company on October 4, 1995, contributed $30.6 million, or 24% of the segment's revenues increase. 1995's manufacturing revenues also reflect $32.3 million from Lynch Machinery, Inc. compared to $15.1 million in 1994, 14% of the segment's revenue increase. The production of extra-large glass presses from orders contracted for in 1994 and 1995 resulted in this additional revenue. Fifteen glass presses were shipped in 1995, compared to eight in 1994. Of the presses shipped in 1995, eleven were advanced technology extra-large presses. As a result of the shipment of these presses in 1995, Lynch Machinery glass press backlog was reduced by $11.5 million to $13.3 million at December 31, 1995 from $24.8 million at December 31, 1994. While Lynch Machinery is in the process of bidding for additional glass press contracts, it is not anticipated that the level of production in 1996 will equal 1995 levels. The services segment, which represents 37% of total revenue, increased by $20.4 million from 1994 or 20%.

   The Morgan Group, Inc.'s results increased due to continued strength in manufactured housing shipments (industry shipments up 12%) and the acquisition of Transfer Drivers, Inc. in May 1995. In the multimedia segment, which represents 7% of total revenue, revenues increased by $3.5 million from 1994, or 17%. Haviland Telephone Company, which was acquired on September 26, 1994, contributed 74% of the increase. The inclusion of Central Products for the full year plus additional acquisitions contracted for in 1995 and anticipated to close in 1996 are projected to increase reported revenues by about 40% in 1996 from 1995.

   Earnings before interest, taxes, depreciation and amortization (EBITDA) increased to $31.1 million in 1995 from $18.4 million in 1994, a $12.7 million, or 69% increase. Operating segment EBITDA (prior to corporate management fees and expenses) grew to $ 35.0 million from $20.6 million, a 70% increase. The manufacturing segment was the largest contributor to EBITDA with $17.1 million, or 55% in 1995, as compared to $4.7 million, or 26% in 1994. Spinnaker's EBITDA grew to $8.0 million from $1.1 million, a $6.9 million increase. The inclusion of Brown-Bridge for the full year accounted for $3.9 million of the increase in 1995. Central Products' EBITDA of $2.7 million in the fourth quarter primarily accounted for the remaining increase. Lynch Machinery accounted for 32% of the total increase in manufacturing EBITDA. Profit margins associated with the production of extra-large glass presses were the cause of the significant improvement. The services segment contributed $4.6 million, or 15%, compared to $4.3 million, or 24% in 1994. This increase was directly the result of the increased revenues offset by a product mix shift and increases in certain operating costs. The multimedia segment contributed 40% of total EBITDA in 1995, or $12.3 million, as compared to $10.9 million, or 59% of total EBITDA in 1994.

   The inclusion of Haviland represents 79% of this increase. The inclusion of Central Products for the full year plus additional acquisitions made in 1995 and anticipated to close in 1996 are projected to increase reported EBITDA by about 50% in 1996 from 1995.

   Operating profits increased to $19.8 million in 1995 from $10.9 million in 1994, $8.9 million or 82% increase. The breakdown of the increases and the primary causes are the same as the above discussion regarding EBITDA.

   Investment income increased in 1995 from 1994 primarily reflecting additional net gains in marketable securities.

   Interest expense increased during 1995 primarily as a result of the debt incurred for acquisition needs in 1995 and 1994 for Central Products and Brown-Bridge.

   The full year effect of the financing for the Central Products acquisition is expected to significantly increase interest expense.

   The 1995 income tax provision of $4.9 million, included federal, state and local taxes and represents an effective rate of 39.2% versus 40.1% in 1994. The rate is effected by a provision for the repatriating of earnings by subsidiaries that are not consolidated for income tax purposes (Morgan), a change in its deferred tax reserve associated with income (1995) and losses (1994) related to the Company's equity investee, a reduction in taxes attributable to a special election available to Morgan's captive insurance company. It should be noted that Morgan is consolidated for financial statement purposes, but in accordance with FASB 109 "Accounting for Income Taxes", a deferred tax liability is recognized for the difference between the financial reporting basis and the tax basis of the investment in Morgan created by current earnings.

   Income before extraordinary items and discontinued operations was $5.5 million, or $3.89 per share in 1995 as compared to $2.7 million or $2.02 in 1994. These amounts include the gain on the sale of affiliate stock which contributed $35,000 to net income, or $.02 per share in 1995 and $190,000, or $0.14 per share in 1994. Results of discontinued operations reflect the operating results of Tri-Can which has been re-classified as discontinued. During 1994, the Company recorded an extraordinary item which represented the loss on the redemption of the Company's 8% Convertible Subordinated Debentures. This loss was $264,000, or $0.20 per share.


FINANCIAL CONDITION

   As of December 31, 1996, the Company had current assets of $140.1 million and current liabilities of $98.5 million. Working capital was therefore $41.6 million as compared to $25.6 million at December 31, 1995, primarily due to the decline in current maturities of long-term debt as a result of the high yield offering at Spinnaker Industries and acquisitions made during 1995.

   Within the elements of current assets, cash and cash equivalents increased by $18.0 million, primarily due to the sale of marketable securities and short-term investments of $9.4 million, inclusion of Dunkirk and Fredonia ($4.4 million) and an increase of approximately $6.5 million at Spinnaker due to changes in working capital demands offset by a reduction of $1.5 million at Lynch Machinery (see Consolidated Statement of Cash Flow for additional elements). Inventories increased by $3.6 million primarily due to increases at Central Products and Brown Bridge. Within current liabilities, notes due to banks increased by $7.8 million, primarily due to borrowing under the holding company's line of credit. Cash flow from operations as presented in the Consolidated Statement of Cash Flow increased by $1.9 million, primarily due to increased EBITDA from the Company's operating entities, and net sales of trading securities offset by an increase in other net working capital components.

   Capital expenditures were $25.5 million in 1996 and $19.6 million in 1995 due to significant deployment of enhanced technology by our telephone operations, installation of the silicone paper coating machine at Brown-Bridge and the inclusion of Central Products for the full year in 1996. This increased level of capital expenditures is expected to decline in 1997 in the multimedia segment as upgrade programs wind down and absence of large machine investments in manufacturing. Overall 1997 capital expenditures are expected to be approximately 15%-20% below the 1996 level.

   At December 31, 1996, total debt was $260.8 million, which was $73.4 million more than the $187.4 million at the end of 1995. Total debt was significantly impacted by: the acquisition of Dunkirk and Fredonia Telephone Company, with a total of $25.8 million of debt incurred and assumed and The Company's investment in PCS partnerships of $27.1 million, with the remainder attributable principally to Spinnaker. Debt at year end 1996 included $234.9 million of fixed interest rate debt, at an average cash interest rate of 9.1% and $25.8 million of variable interest rate debt at an average interest rate of 8.2 %. Additionally, the Company had $50.8 million in unused short-term lines of credit of which $39.3 million was attributed to Spinnaker, and $4.2 million of which was attributable to Morgan. As of December 31, 1996, the Parent Company borrowed $11.9 million under a $12.0 million short-term line of credit facility. These funds were primarily used to fund the bids by affiliated partnerships in the PCS Auctions. This short-term line of credit expires April 15, 1997. Management anticipates that this line will be renewed for one year but there is no assurance that it will be.

   Backlog in the manufactured products segment at December 31, 1996 was $20.9 million versus $34.0 million at the end of 1995. Backlog at Lynch Machinery was $6.6 million at December 31, 1996, and $16.9 million at December 31, 1995. The lack of significant orders coupled with the elimination of product lines caused the decrease. Orders of $9 million were booked in early 1997, somewhat compensating for the decline in 1996. Backlog at Brown-Bridge declined by $2.6 million in 1996 to $3.1 million at December 31, 1996. Backlog at Central Products increased by $1.4 million in 1996 to $4.5 million at December 31, 1996.

   Since 1987, the Board of Directors of Lynch has authorized the repurchase of 300,000 common shares. At December 31, 1996, Lynch's remaining authorization is to repurchase an additional 69,139 shares of common stock.

   The Board of Directors have adopted a policy not to pay dividends; and such policy is reviewed annually. This policy takes into account the long term growth objectives of the Company; especially its acquisition program, shareholders' desire for capital appreciation of their holdings and the current tax law disincentives for corporate dividend distributions. Accordingly, no cash dividends have been paid since January 30, 1989 and none are expected to be paid in 1997.

   Lynch Corporation maintains an active acquisition program and generally finances each acquisition with a significant component of debt. This acquisition debt contains restrictions on the amount of readily available funds that can be transferred to Lynch Corporation from its subsidiaries.

   The Company subsidiaries has a minority position in several entities to which they have funding commitments. These entities participated in two of the auctions conducted by the Federal Communications Commission for 30 megahertz and 10 megahertz of broadband spectrum to be used for personal communications services, the so-called "C" and "F" Block Auction, respectively. In the C-Block Auction, such entities acquired 31 licenses to provide personal communications services to geographic areas of the United States with a total population of 7.0 million. The cost of these licenses was $216.2 million. $194.0 million of the cost of these licenses was funded via a loan from the United States Government. The loan requires quarterly interest payments at 7% (The Company argues strenuously that the interest rate should have been 6.51%, the applicable treasury rate at the time the licenses were awarded), and with quarterly principal amortization in years 7, 8, 9, and 10. As of December 31, 1996, Company subsidiaries invested $598,000 in partnership equity and $20.4 million in loans and have funding commitments to provide an additional $20.2 million in loans, including funding quarterly interest on the Government debt of $3.4 million. In the F-Block Auction, an entity in which a Lynch subsidiary holds a minority position acquired five licenses to provide personal communications services in geographic areas of the United States with a total populations of 20 million. The cost of these licenses was $19.0 million. $15.2 million of the cost of the licenses will be financed with a loan from the United States Government. The interest rate on the loan will be the long-term Government rate at the date of issuance and with quarterly principal amortization in years 3 to 10. As of December 31, 1996 Company subsidiary has invested $99,000 in partnership equity and provided the entity with a loan of $11.8 million funded by a short-term secured borrowing by the Company. $10 million of this loan was repaid in January 1997; however, the Company subsidiary continues to have a funding commitment to provide $10 million in loans to the entity. The Company subsidiaries are currently seeking alternatives to minimize or raise funds for their funding commitments to the entities, but currently expect to fund required interest payments. There are many risks associated with personal communications services. In addition, funding aspects of acquisition of licenses and the subsequent mandatory build out requirements plus the amortization of the license, could significantly and materially impact the Company's reported net income over the next several years. Of note, under the current structure the ramifications of this should not impact reported revenues and EBITDA in the future.

   In mid-March 1997, the Company acquired 60% of the stock of Upper Peninsula Telephone Company for approximately $15.3 million with a short-term secured bridge financing. The Company is currently seeking permanent financing to replace the bridge financing and to finance the acquisition of the remaining stock of Upper Peninsula.

   In December, 1996, the Company's Board of Directors announced that it is examining the possibility of splitting, through a "Spin-off", of either its communications operations or its manufacturing operations. A spin-off could improve management focus, facilitate and enhance financings and set the stage for future growth, including acquisitions. A split could also help surface the underlying values of the company as the different business segments appeal to differing "value" and "growth" cultures in the investment community. There are a number of matters to be examined in connection with a possible spin-off, including tax consequences, and there is no assurance that such a spin-off will be effected.

   The Company has a significant need for resources to fund the operation of the holding company, and meet its current funding commitments, including those related to personal communications services, and fund future growth. Lynch is currently considering various alternative long and short-term financing arrangements. One such alternative would be to sell a portion or all of certain investment in operating entities. Additional debt and/or equity financing vehicles are also being considered. While management expects to obtain adequate financing resources to enable the company to meet its obligations, there is no assurance that such can be readily obtained or at reasonable costs.

LYNCH CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS)

                                                                                                       December 31
                                                                                                   1996         1995
                                                                                                  -------    -------


ASSETS
CURRENT ASSETS:
 Cash and cash equivalents.................................................................       $ 33,946     $ 15,921
 Marketable securities and short-term investments..........................................          2,156       11,432
 Trade accounts receivable, less allowances of $1,525 and $1,732 in 1996 and
  1995, respectively includes $9,624 and $3,602 of costs in excess of
  billings at 1996 and 1995, respectively..................................................         52,963       52,306
 Inventories...............................................................................         36,859       33,235
 Deferred income taxes.....................................................................          5,571        3,944
 Other current assets......................................................................          8,598        6,810
                                                                                                  --------     --------
   TOTAL CURRENT ASSETS....................................................................        140,093      123,648
PROPERTY, PLANT AND EQUIPMENT:
 Land......................................................................................          1,367        2,068
 Buildings and improvements................................................................         21,334       16,675
 Machinery and equipment...................................................................        155,370      128,397
                                                                                                  --------     --------
                                                                                                   178,071      147,140
Accumulated depreciation...................................................................        (46,707)     (36,093)
                                                                                                  --------     --------
                                                                                                   131,364      111,047

INVESTMENTS IN AND ADVANCES TO PCS ENTITIES................................................         34,116        6,412

INVESTMENTS IN AND ADVANCES TO AFFILIATED COMPANIES........................................          2,529        2,570

EXCESS OF COSTS OVER FAIR VALUE OF NET ASSETS ACQUIRED.....................................         69,206       53,060

OTHER ASSETS...............................................................................         15,312        5,702
                                                                                                  --------     --------

TOTAL ASSETS...............................................................................       $392,620     $302,439
                                                                                                  ========     ========


                             See accompanying notes.

LYNCH CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (CONTINUED)


(IN THOUSANDS)

                                                                                            December 31
                                                                                        1996          1995
                                                                                       -------       -------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
 Notes payable to banks ............................................................   $  17,419     $   9,622
 Trade accounts payable ............................................................      20,998        20,147
 Accrued interest payable ..........................................................       1,230         1,146
 Accrued liabilities ...............................................................      28,663        23,612
 Customer advances .................................................................       6,382         3,787
 Current maturities of long-term debt ..............................................      23,769        39,708

                                                                                       ---------     ---------
  TOTAL CURRENT LIABILITIES ........................................................      98,461        98,022

LONG-TERM DEBT .....................................................................     219,579       138,029

DEFERRED INCOME TAXES ..............................................................      22,389        17,912

MINORITY INTERESTS .................................................................      13,268        12,964

SHAREHOLDERS' EQUITY:
 Common Stock, no par or stated value:
  Authorized 10 million shares
   Issued 1,471,191 shares .........................................................       5,139         5,139
  Additional paid-in capital .......................................................       8,417         7,873
  Retained earnings ................................................................      26,472        23,776
  Treasury stock of 80,157 and 92,528 shares, at cost ..............................      (1,105)       (1,276)
                                                                                       ---------     ---------
TOTAL SHAREHOLDERS' EQUITY .........................................................      38,923        35,512
                                                                                       ---------     ---------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY .........................................   $ 392,620     $ 302,439
                                                                                       =========     =========

                             See accompanying notes.

LYNCH CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME


(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                    Year ended December 31
                                                                               1996            1995          1994
                                                                            ---------       ---------      ---------
SALES AND REVENUES:
 Multimedia..........................................................       $  28,608       $  23,597       $ 20,144
 Services............................................................         132,208         122,303        101,880
 Manufacturing.......................................................         291,064         187,727         61,217
                                                                            ---------       ---------      ---------
                                                                              451,880         333,627        183,241
                                                                            ---------       ---------      ---------
COSTS AND EXPENSES:
 Multimedia..........................................................          21,435          17,889         14,239
 Services............................................................         127,236         111,672         92,155
 Manufacturing.......................................................         241,683         147,497         44,456
 Selling and administrative..........................................          44,586          36,722         21,449
                                                                            ---------       ---------      ---------
OPERATING PROFIT.....................................................          16,940          19,847         10,942
                                                                            ---------       ---------      ---------
Other income (expense):
 Investment income...................................................           2,203           3,070          2,446
 Interest expense....................................................         (17,011)        (10,844)        (6,478)
 Share of operations of affiliated companies.........................             119             398           (301)
 Gain on sales of subsidiary and affiliate stock.....................           5,146              59            190
                                                                            ---------       ---------      ---------
                                                                               (9,543)         (7,317)        (4,143)
                                                                            ---------       ---------      ---------
INCOME FROM CONTINUING OPERATIONS BEFORE
  INCOME TAXES, MINORITY INTERESTS, DISCONTINUED
  OPERATIONS AND EXTRAORDINARY ITEM..................................           7,397          12,530          6,799
Provision for income taxes...........................................          (3,021)         (4,906)        (2,726)
Minority interests...................................................             418          (2,155)        (1,372)
                                                                            ---------       ---------      ---------

INCOME FROM CONTINUING OPERATIONS BEFORE
  DISCONTINUED OPERATIONS AND EXTRAORDINARY ITEM.....................           4,794           5,469           2,701
Discontinued operations:
 Loss from operations of discontinued Lynch Tri-Can International
  (less applicable income taxes of $149, $220 and $74 and minority interest
  effects of $29, $36 and $12 in 1996, 1995 and 1994, respectively)..            (263)           (324)          (109)
 Loss on disposal of Lynch Tri-Can International (less applicable
  income taxes of $167 and minority interest effect of $54)..........            (487)             --             --
                                                                            ---------       ---------      ---------
INCOME BEFORE EXTRAORDINARY ITEM.....................................           4,044           5,145          2,592
Loss on early extinguishment of debt, net of income tax benefit of $953 and $135 in 1996 and 1994 and minority interest
  effect of $495 in 1996.............................................          (1,348)             --           (264)
                                                                            ---------       ---------      ---------
NET INCOME...........................................................       $   2,696       $   5,145      $   2,328
                                                                            =========       =========      =========
Weighted average shares outstanding..................................       1,405,000       1,407,000      1,337,000
Primary earnings per share:
  Income before discontinued operations and extraordinary item.......       $    3.41       $    3.89      $    2.02
  Loss from discontinued operations..................................            (.53)           (.23)          (.08)
  Extraordinary item.................................................            (.96)             --           (.20)
                                                                            ---------       ---------      ---------

NET INCOME...........................................................       $    1.92       $    3.66      $    1.74
                                                                            =========       =========      =========
Fully diluted earnings per share:
  Income before discontinued operations and extraordinary item.......       $    3.41       $    3.89      $    1.95
  Loss from discontinued operations..................................            (.53)           (.23)          (.07)
  Extraordinary item.................................................            (.96)             --           (.16)
                                                                            ---------       ---------      ---------
NET INCOME...........................................................       $    1.92       $    3.66      $    1.72
                                                                            =========       =========      =========

                             See accompanying notes.

LYNCH CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(DOLLARS IN THOUSANDS)

                                                                                      Year ended December 31
                                                                                 1996           1995           1994
                                                                               -------         ------         ------
OPERATING ACTIVITIES
Net income...........................................................         $  2,696        $ 5,145        $ 2,328
Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization....................................           16,981         11,276          7,497
    Extraordinary charge on early extinguishment of debt.............            1,348             --             --
    Net effect of purchases and sales of trading securities..........            9,276          2,079          5,450
    Deferred taxes...................................................            2,082            201         (1,505)
    Share of operations of affiliated companies......................             (119)          (398)           301
    Minority interests...............................................             (500)         2,119          1,360
    Morgan special charge............................................            3,500             --             --
    Gain on sale of stock by subsidiaries............................           (5,146)           (59)          (190)
    Changes in operating assets and liabilities, net of effects of acquisitions:
        RECEIVABLES..................................................              407         (3,704)       (11,243)
        Inventories..................................................           (3,374)         1,539           (949)
        Accounts payable and accrued liabilities.....................            3,743         10,417         12,234
        Other........................................................           (1,810)        (1,437)          (836)
    Other............................................................               --             --            109
                                                                               -------         ------         ------

NET CASH PROVIDED BY OPERATING ACTIVITIES............................           29,084         27,178         14,556
                                                                               -------         ------         ------

INVESTING ACTIVITIES
  Acquisitions (total cost less debt assumed and cash equivalents acquired):
      Personal Communications Services Partnerships..................          (27,106)        (7,010)            --
      U.S. West Lines................................................           (5,518)            --             --
      Dunkirk and Fredonia...........................................          (17,788)            --             --
      Central Products Company.......................................               --        (85,072)            --
      CLR Video......................................................               --         (5,242)            --
      Transport Drivers, Inc.........................................               --         (2,806)            --
      Brown-Bridge Industries Inc....................................           (2,295)            --        (29,071)
      Haviland Telephone Company.....................................               --             --         (2,854)
  Capital expenditures...............................................          (25,518)       (19,569)       (11,598)
  Investment in Capital Communications, Inc..........................               --          3,000         (2,541)
  Other..............................................................           (1,597)        (1,349)          (288)
                                                                               -------         ------         ------

NET CASH USED IN INVESTING ACTIVITIES................................          (79,822)      (118,048)       (46,352)
                                                                               -------         ------         ------

                             See accompanying notes.

LYNCH CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(DOLLARS IN THOUSANDS)

                                                                                      Year ended December 31
                                                                               1996           1995           1994
                                                                               -------         ------         ------
FINANCING ACTIVITIES
  Issuance of long-term debt.........................................          166,358         90,167         31,477
  Payments to reduce long-term debt..................................         (101,708)        (4,720)        (3,439)
  Debenture redemption/conversion....................................               --             --        (11,835)
  Net borrowings (repayments), lines of credit.......................            7,797          3,718          3,957
  Deferred financing costs...........................................           (7,139)            --             --
  Sale (purchase) of treasury stock..................................              755             --          2,290
  Conversion of debentures into common stock.........................               --             --          1,597
  Sale of minority interests.........................................            3,642           (220)           906
  Other..............................................................             (942)          (164)           305
                                                                              --------        -------        -------
NET CASH PROVIDED BY FINANCING ACTIVITIES............................           68,763         88,781         25,258
                                                                              --------        -------        -------

Net increase (decrease) in cash and cash equivalents.................           18,025         (2,089)        (6,538)
Cash and cash equivalents at beginning of year.......................           15,921         18,010         24,548
                                                                              --------        -------        -------

Cash and cash equivalents at end of year.............................         $ 33,946        $15,921        $18,010
                                                                              ========        =======        =======

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(DOLLARS IN THOUSANDS)
                                                                    Common                     Additional
                                                                     Stock         Common        Paid-in       Retained
                                                                  Outstanding       Stock        Capital       Earnings
                                                                  ----------       -------       -------       --------
Balance at December 31, 1993 ..................................    1,225,677        $3,542       $7,126         $16,303
  Sale of stock to Officer ....................................      100,000            --          910              --
  Conversion of debentures ....................................       52,881         1,597           --              --
  Issuance of treasury stock ..................................          100            --            1              --
  Net income for the year .....................................           --            --           --           2,328
                                                                   ---------        ------       ------          ------
Balance at December 31, 1994 ..................................    1,378,658         5,139        8,037          18,631
  Issuance of treasury stock ..................................            5            --           --              --
  Capital transactions of the Morgan Group Inc. ...............           --            --         (164)             --
  Net income for the year .....................................           --            --        5,145
                                                                   ---------        ------       ------          ------
Balance at December 31, 1995 ..................................    1,378,663         5,139        7,873          23,776
  Issuance of treasury stock ..................................       12,371            --          584              --
  Capital transactions of the Morgan Group Inc. ...............           --            --          (40)             --
  Net income for the year .....................................           --            --           --           2,696
                                                                   ---------        ------       ------          ------
Balance at December 31, 1996 ..................................    1,391,034        $5,139       $8,417         $26,472
                                                                   =========        ======       ======         =======



                             See accompanying notes.

LYNCH CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1996

1. ACCOUNTING AND REPORTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts of Lynch Corporation ("Company" or "Lynch") and entities in which it has majority voting control. Investments in affiliates in which the Company does not have majority voting control are accounted for in accordance with the equity method. All material intercompany transactions and accounts have been eliminated in consolidation.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Company has a significant need for resources to fund the operations of the holding company, and meets its current funding commitments, including those related to personal communications services, and fund future growth. The Company is currently considering various alternative long and short-term debt financing arrangements. One such alternative would be to sell a portion or all of certain investments in operating entities. Additional debt and/or equity financing vehicles are also being considered. While management expects to obtain adequate financing resources to enable the Company to meet its obligations, there is no assurance that such can be readily obtained or at reasonable costs.

Cash Equivalents: Cash equivalents consist of highly liquid investments with a maturity of less than three months when purchased.

At December 31, 1996 and 1995, assets of $14.4 million and $7.9 million, which are classified as cash and cash equivalents, are invested in United States Treasury money market funds for which affiliates of the Company serve as investment managers to the respective Funds.

Marketable Securities and Short-Term Investments: On January 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS" No.
115). Under Statement No. 115, the accounting for investments depends on the classification of such securities as either held-to-maturity, available-for-sale, or trading.

Marketable securities and short-term investments consist principally of U.S. Treasury obligations, and preferred and common stocks and bonds. At December 31, 1996, all marketable securities and United States Treasury money market funds classified as cash equivalents were classified as trading, with the exception of an equity security with a carrying value of $.9 million which was classified as available-for-sale. Trading and available-for-sale securities are stated at fair value with unrealized gains or losses on trading securities included in earnings and unrealized gains or losses on available-for-sale securities included in a separate component of shareholders' equity. Unrealized gains (losses) of $628,000, $408,000 and ($214,000) on trading securities has been included in earnings for the year ended December 31, 1996, 1995, and 1994, respectively. There was no adjustment to shareholders' equity for the available-for-sale security at December 31, 1996 and 1995, respectively.

The cost of marketable securities sold is determined on the specific identification method. Realized gains of $102,000, $529,000 and $293,000, and realized losses of $112,000, $108,000 and $233,000 are included in other income for the years ended December 31, 1996, 1995, and 1994, respectively.

Properties and Depreciation: Property, plant and equipment are recorded at cost and include expenditures for additions and major improvements. Maintenance and repairs are charged to operations as incurred. Depreciation is computed for financial reporting purposes using the straight-line method over the estimated useful lives of the assets which range from 3 years to 35 years. For income tax purposes, accelerated depreciation methods are used.

Excess of Cost Over Net Assets of Companies Acquired: Excess of cost over net assets of companies acquired (goodwill) is being amortized on a straight-line basis over periods not exceeding forty years. The Company periodically reviews goodwill to assess recoverability, and impairments would be recognized in operating results if a permanent diminution in value were to occur. The Company measures the potential impairment of recorded goodwill by the undiscounted value of expected future cash flows in relation to its net capital investment in the subsidiary. Based on its review, the Company does not believe that an impairment of its goodwill has occurred.

Multimedia: Multimedia revenues include local and intrastate telephone company service revenues which are subject to review and approval by state public utility commissions, and long distance network revenues, which are based upon charges to long distance carriers through a tariff filed by the National Exchange Carriers Association with the Federal Communications

Commission. Revenues are based on cost studies for the Company's exchanges, and have been estimated pending completion of final cost studies.

Services: Service revenues and related estimated costs of transportation are recognized when transportation of the manufactured housing, recreational vehicle or other product is completed.

Liability insurance is maintained with a deductible amount for claims resulting from personal injury and property damage. Provisions are made for the estimated liabilities for the self-insured portion of such claims as incurred.

Manufacturing: Manufacturing revenues, with the exception of certain long-term contracts discussed below, are recognized on shipment.

Research and Development Costs: Research and development costs are charged to operations as incurred. Such costs approximated $1,626,870 in 1996, $1,673,000 in 1995 and $1,231,000 in 1994.

Earnings Per Share: Earnings per common and common equivalent share amounts are based on the average number of common shares outstanding during each period, assuming the exercise of all stock options having an exercise price less than the average market price of the common stock using the treasury stock method. Fully diluted earnings per share reflect the effect, where dilutive, of the debentures when outstanding and the exercise of all stock options having an exercise price less than the greater of the average or the closing market price of the Common Stock of the Company at the end of the period using the treasury stock method.

Accounting for Long-Term Contracts: Lynch Machinery, Inc., a 90% owned subsidiary of the Company is engaged in the manufacture and marketing of glass forming machines and specialized manufacturing machines. Certain sales contracts require an advance payment (usually 15% of the contract price) which is accounted for as a customer advance. The contractual sales prices are paid either (i) as the manufacturing process reaches specified levels of completion or (ii) based on the shipment date. Guarantees by letter of credit from a qualifying financial institution are required for most sales contracts.

Because of the specialized nature of these machines and the period of time needed to complete production and shipping, Lynch Machinery accounts for these contracts using the completed contract method.

Impairments: Effective January 1, 1996, the Company adopted SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets to be Disposed Of". The Company periodically assesses the net realizable value of its long-lived assets and evaluates such assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. For assets to be held, impairment is determined to exist if estimated undiscounted future cash flows are less than the carrying amount. For assets to be disposed of, impairment is determined to exist if the estimated net realizable value is less than the carrying amount.

Stock Based Compensation: During 1996, the Company adopted SFAS No. 123, "Accounting for Stock Based Compensation". SFAS No. 123 establishes a fair value method of accounting and reporting standards for stock based compensation plans. However as permitted by SFAS No. 123, the Company has elected to continue to apply the provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" and related interpretations. Under APB No. 25, because the exercise price of the Company's employee stock options were not less than the market price of the underlying stock on the date of grant, no compensation expense is recognized. The Company is required to disclose the pro forma net income (loss) and net income (loss) per share as if the fair value method defined in SFAS No. 123 had been applied to all grants made on or after January 1, 1995. See Note 10 for pro forma disclosures.

Fair Value of Financial Instruments: Cash and cash equivalents, trade accounts receivable, short-term borrowings, trade accounts payable and accrued liabilities are carried at cost which approximates fair value due to the short-term maturity of these instruments. The carrying amount of the Company's borrowings under its revolving lines of credit approximates fair value, as the obligations bear interest at a floating rate. The fair value of all other long-term obligations approximate cost based on discounted cash flows using the Company's incremental borrowing rate for similar instruments.

Reclassifications: Certain amounts in the 1994 and 1995 financial statements have been reclassified to conform to the 1996 presentation.

2. ACQUISITIONS

On December 30, 1996, The Morgan Group, Inc., 51% owned by Lynch, acquired the operating assets of Transit Homes of America, Inc., a provider of transportation services to a number of producers in the manufactured housing industry. The purchase price was approximately $4.4 million, including assumed obligations.

On November 26, 1996, Lynch Telephone Corporation VIII, a wholly-owned subsidiary of Lynch, acquired all of the outstanding shares of Dunkirk & Fredonia Telephone

Company, a local exchange company serving portions of western New York. The total cost of this transaction was $27.7 million. As a result of this transaction, the Company recorded $13.8 million in goodwill which is being amortized over 25 years.

On June 3, 1996, Inter-Community Telephone, a Lynch Telephone Corporation II subsidiary acquired four telephone exchanges in North Dakota containing approximately 1,400 access lines from U.S. West Communications, Inc. for approximately $4.7 million.

On October 4, 1995, Central Products Acquisition Corp., a wholly-owned subsidiary of Spinnaker Industries, Inc. ( a 73% owned subsidiary of Lynch) acquired from Alco Standard Corporation ("Alco"), the assets and stock of Central Products Company, a manufacturer of carton sealing tapes and related equipment. The cost of the acquisition was $80.0 million. As a result of this transaction, the Company recorded $27.2 million in goodwill which is being amortized over 25 years.

On September 26, 1994, Lynch Telephone Corporation VII, a wholly-owned subsidiary of Lynch, acquired all of the outstanding shares of Haviland Telephone Company, Inc., a local exchange Company in Kansas, from Interdigital Communications Corporation. The total cost of this transaction was $13.4 million. As a result of this transaction, the Company recorded $8.2 million in goodwill which is being amortized over 25 years.

On September 19, 1994, Brown-Bridge Industries, Inc., a wholly-owned subsidiary of Spinnaker Industries, Inc., acquired from Kimberly Clark Corporation the net assets associated with its Brown-Bridge operation, a manufacturer of adhesive coated stock for labels and related applications. The cost of the transaction was $29.1 million, plus $6.9 million in current liabilities assumed.

On March 1, 1994, Capital Communications Corporation, 49% owned by Lynch, acquired certain assets associated with the operations of Station WOI-TV from Iowa State University. Station WOI is an ABC affiliate serving the Des Moines, Iowa market. The total cost of the transaction was $13.0 million.

All of the above transactions were accounted for as purchases, and accordingly, the assets acquired and liabilities assumed were recorded at their estimated fair market values.

The operating results of the acquired companies are included in the Consolidated Statements of Income from their respective acquisition dates. The following unaudited combined pro forma information shows the results of the Company's operations presented as though the purchase of Transit Homes and Dunkirk and Fredonia were made at the beginning of 1995, and Central Products, Haviland, Brown-Bridge, and Station WOI-TV had been made at the beginning of 1994.

                                                    Year Ended
                                                    December 31
                                         1996           1995           1994
                                        -------        -------       -------
                                                     (In Thousands,
                                                  Except per Share Data)
Sales ..........................       $492,383        $467,720        $358,927
Income from continuing
  operations ...................          7,510           4,843           2,634

INCOME FROM DISCONTINUED
  operations ...................           (750)           (324)           (109)
Extraordinary item .............         (1,348)             --            (264)
                                       --------        --------        --------
Net income .....................       $  5,412        $  4,519        $  2,261
                                       ========        ========        ========
Income per common share:
  Income from continuing
    operations ...................         5.34            3.44            1.97
  Income from discontinued
    operations ...................         (.53)           (.23)           (.08)
  Extraordinary item ...........           (.96)             --            (.20)
                                       --------        --------        --------
Net income per share ...........       $   3.85        $   3.21        $   1.69
                                       ========        ========        ========


On March 18, 1997, the Company acquired approximately 60% ($15.3 million) of the stock of Upper Peninsula Telephone Co., a local exchange company in Michigan, with 6,200 access lines, with the intent of acquiring the rest of the company.

3. DISCONTINUED OPERATIONS

Morgan Drive Away, a 50.1% owned subsidiary of the Company, recorded in the fourth quarter of 1996, special charges of $3,500,000 before taxes relating to exiting the truckaway operation and a write down of properties in accordance with SFAS 121. In addition in the fourth quarter, Morgan recorded a pre-tax charge of $750,000 of increased insurance reserves and insurance costs primarily related to 1996 accidents. These charges have been included in the Company's results of continuing operations.

The Board of Directors of Lynch Machinery, a 90% owned subsidiary of the Company, decided to discontinue the operations of Tri-Can International, Ltd. ("Tri-Can") and sell the assets of the operation. The sale of Tri-Can was completed in August, 1996. Accordingly, Tri-Can is reported as a discontinued operation for the years ended December 31, 1996, 1995 and 1994. Tri-Can which was previously reported in the manufacturing segment due to the insignificance of the Company's financial statements, is treated as a discontinued operation as its products and customers are different than those of Lynch Machinery.

As a result of this disposal, the Registrant recorded a provision for loss of $487,000 after-taxes, to reflect the writedown of certain assets and costs estimated to be incurred prior to disposal and a provision of $263,000 after-tax for operating losses prior to the sale. The operating results of Tri-Can are summarized as follows (dollars in thousands):

                                                        Year Ended
                                                        December 31
                                              1996          1995          1994
                                             ------        ------        ------
Sales ................................       $2,797        $4,539        $5,461
                                             ======        ======        ======
Loss before tax benefit ..............        $(441)        $(580)        $(195)
Income tax benefit ...................          149           220            74
Minority interest ....................           29            36            12
                                             ------        ------        ------
Loss from operations .................         (263)         (324)         (109)
                                             ------        ------        ------
Loss on disposal before
  income tax benefit .................         (708)           --            --
Income tax benefit ...................          167            --            --
Minority interest ....................           54            --            --
                                             ------        ------        ------
Loss on disposal .....................         (487)           --            --
                                             ------        ------        ------
Total loss on discontinued
  operations .........................        $(750)        $(324)        $(109)
                                             ======        ======        ======

Components of net assets (liabilities) of discontinued operations included in the Balance Sheet is as follows:

                                                           December 31
                                                    1996                1995
                                                    -----              -------
Current assets .......................             $59,027           $1,273,000
Property, plant and
  equipment, net .....................                  --              295,000
Other assets .........................                  --              245,000
Current liabilities ..................                  --           (2,304,000)
                                                   -------           ----------
                                                   $59,027            $(491,000)
                                                   =======            =========

4. INVENTORIES

Inventories are stated at the lower of cost or market value. Inventories valued using the last-in, first-out (LIFO) method comprised approximately 53% and 58% of consolidated inventories at December 31, 1996 and 1995. Inventories at Brown-Bridge, 42% and 38% of inventories at December 31, 1996 and 1995, are valued using the specific identification method. The balance of inventories are valued using the first-in first-out (FIFO) method.

                                                              December 31
                                                         1996             1995
                                                         -----            -----
                                                             (In Thousands)
Raw materials and supplies ...................          $10,987          $10,470
Work in process ..............................            3,950            4,044
Finished goods ...............................           21,922           18,721
                                                        -------          -------
TOTAL ........................................          $36,859          $33,235
                                                        =======          =======


Current cost exceeded the LIFO value of inventories by $973,457 and $905,000 at December 31, 1996 and 1995, respectively.


5. PERSONAL COMMUNICATIONS SERVICES

Lynch subsidiaries through limited partnerships, participated in the auctions conducted by the Federal Communications Commission ("FCC") for 30 megahertz and 10 megahertz of broadband spectrum to be used for personal communications services, the "C-Block" and "F-Block" Auctions, respectively. These two auctions, which were part of six auctions conducted by the FCC for a total 90 megahertz of spectrum, were specially designated by the FCC to encourage small businesses to participate in the wireless telecommunications industry, so-called "entrepreneurial blocks." To effectuate this, the FCC provided certain designated bidders a 25% bidding credit to be used during the auction as well as long-term financing for a substantial portion of the cost of the licenses acquired. The licenses represent the right to provide wireless communications services to territorial areas of the United States. Under FCC regulations, service must be provided to one-third of the population within the area of the license within five years of the date of the award and two-thirds of the population within ten years of the date of award. Failure to comply may result in the forfeiture of the license. The subsidiaries hold a 49.9% limited partnership interest position in each of these partnerships and have committed to funding the government interest and certain other expenses up to a specified amount as discussed below.

Lynch subsidiaries are limited partners in five separate partnerships which participated in the C-Block auction, which ended in May 1996. Such partnerships acquired 31 licenses at a net cost, after the bidding credit, of $216 million. These licenses were awarded in September 1996. The FCC provided 90% of the financing of the cost of these licenses at an interest rate of 7% per annum with interest due quarterly for years one through six and principal amortization and interest due quarterly in years seven through ten. Lynch subsidiaries have agreements to provide a total of $41.8 million of funding to such partnerships, of which $20.4 million was funded through December 31, 1996. These loans carry an annual commitment fee of 20% and an interest rate of 15% which are payable when the loans mature in 2003. For accounting purposes, all cost and expenses, including interest expense, associated with the licenses are currently being capitalized until service is provided. The proforma combined balance sheet of these partnerships at December 31, 1996 is as follows (in thousands):

ASSETS
Cost of license acquired......................    $223,064
                                                  --------
Total assets..................................    $223,064
                                                  ========
LIABILITIES AND DEFICIT
Due to the Department of Treasury.............    $198,486
Due to Lynch Subsidiaries.....................      31,461
Partnership Deficit...........................      (6,883)
                                                  --------
Total liabilities and deficit.................    $223,064
                                                  ========

A Lynch subsidiary is a limited partner in Aer Force Communications B, L.P., which participated in the "F-Block Auction" which began in August 1996. Under the auction rules, in order for a bidder to bid on a designated area, it had to have on deposit with the FCC, $0.60 for each person within that designated area. Aer Force put $12 million on deposit with the FCC. The bidding concluded during January 1997 and Aer Force was high bidder for five licenses at a net bid of $19.0 million. These licenses have not yet been awarded. Once the licenses are awarded, the FCC will finance 80% of the cost of the licenses with interest due quarterly in years one and two and principal amortization and interest only due quarterly in years three through ten. The interest rate will be determined on the date of the award based on the long-term treasury rate at that time. $11.8 million of the $12 million deposited with the FCC was financed from a facility from Gabelli Funds, Inc. ("GFI"), an affiliate of the Chairman and CEO of the Company (see Note 8 for the description of the terms of this loan). In January, $10.0 million of this loan was repaid with monies returned from the FCC. Currently, Aer Force has on deposit with the FCC $1.9 million, or 10% of the cost of the licenses for which it was high bidder. Once the licenses have been awarded, Aer Force will be required to make the remaining 10% down payment, which is expected to be financed through a draw-down by Lynch on the facility with GFI. Lynch subsidiaries have committed a total of $11.8 million, based on the award of licenses for which Aer Force is currently high bidder. The balance sheet of Aer Force at December 31, 1996 is as follows (in thousands):

ASSETS
Deposit with FCC..............................     $12,000
                                                   -------
Total assets..................................     $12,000
                                                   =======
LIABILITIES AND DEFICIT
Due to Lynch subsidiary.......................     $13,395
Partnership (deficit).........................      (1,395)
                                                   -------
Total liabilities and (deficit)...............     $12,000
                                                   =======

A wholly-owned Lynch subsidiary will also receive a 10% net profit interest (after a capital charge) in certain PCS Licenses won by Rivgam Communications, L.L.C. in compensation for certain services during the PCS "D and E" block auctions. Rivgam is a subsidiary of GFI.


6. INVESTMENTS IN AFFILIATED COMPANIES

Lynch Entertainment Corporation ("LENCO"), a wholly-owned subsidiary of the Company, has a 20% investment in Coronet Communications Company ("Coronet"), which operates television station WHBF-TV, a CBS affiliate in Rock Island, Illinois. Lynch Entertainment Corporation II ("LENCO II"), a wholly-owned subsidiary of the Company, has a 49% investment in Capital Communications Company ("Capital"), which operates television station WOI-TV, an ABC affiliate in Des Moines, Iowa.

At December 31, 1996 and 1995, LENCO's net investment in Coronet is $1,214,000 and $995,000, respectively. Long-term debt of Coronet, at December 31, 1996, is comprised of $13.2 million due to a third party lender and $2.9 million due to LENCO. All of this debt was repaid on February 3, 1997 from the proceeds of a $16.1 million term loan from a third party lender which is due quarterly through December 31, 2003. The Company recorded interest income on the LENCO debt of $287,000, $276,000, and $265,000 for the years ended December 31, 1996, 1995, and 1994, respectively. LENCO guaranteed $3.75 million of $16.1 million of Coronet's third party debt.

At December 31, 1996 and 1995, LENCO II's investment in Capital is carried at zero as its share of net losses recognized to date would have exceeded in net investment. LENCO II also owns $10,000 of Preferred Stock B of Capital, which is convertible at any time into the Common Stock of Capital in a sufficient amount to bring LENCO II's ownership to 50%.

7. EXCESS OF COSTS OVER FAIR VALUE OF NET ASSETS ACQUIRED

Excess of costs over fair value of net assets acquired include acquisition intangibles of $69.2 million and $53.1 million, net of accumulated amortization of $7.9 million and $5.5 million, at December 31, 1996 and 1995, respectively.

8. NOTES PAYABLE AND LONG-TERM DEBT

Long-term debt consists of (all interest rates are at December 31, 1996):

                                                              December 31
                                                          1996          1995
                                                         ------        ------
                                                            (In Thousands)
Spinnaker Industries, Inc. 10.75%
  Senior Secured Notes due 2006 ..................     $ 115,000             --
Rural Electrification Administration and
  Rural Telephone Bank notes payable in equal
  quarterly installments through 2023 at fixed
  interest rates ranging from 2% to 7.03%
  (4.2% weighted average), secured by assets
  of the telephone companies of $77.2 million ....        34,734      $  27,543
Bank credit facilities utilized by certain
  telephone and telephone holding companies
  through 2008, $37.6 million at a fixed
  interest rate averaging 9.1% and $3.9
  million at variable interest rates
  averaging 8.3% .................................        41,513         28,255
Unsecured notes issued in connection with telephone
  company acquisitions; $28.0 million at fixed
  interest rates averaging 9% and $1.8 million at a
  variable rate of 7.75% .........................        29,783         16,149
Gabelli Funds, Inc. loan issued in
  connection with FCC F-Block Auction
  at fixed rate of 10% due in 1997 ...............        11,800             --
Bank Debt associated with Central Products:
  Revolving line of credit with interest at
    9.75% expiring in 2000 .........................          --         14,126
  Term loan with interest at 9.5%, due in
    installments through 2002 ......................          --         19,625
  Term loan with interest rate at 10.5%,
    due in installments through 2002 ...............          --         16,000
  Alco loan at no interest, due in
    installments through 1998 ......................          --          5,000
  Alco loan at fixed rate of 8%, due 2003 ..........          --         15,000
  Alco loan at fixed rate of 11%, due in
    installments through 2002 ......................      10,000
Bank debt associated with Brown-Bridge:
  Revolving line of credit at interest rate
    of prime plus 1.25% (8.5%) expiring
    in 1999 ........................................          --         12,646
  Term loan at interest rate of prime
    plus 1.25% (9.75%), due in
    installments through 1999 ......................          --          6,691
Other ..............................................      10,518          6,702

                                                       ---------      ---------
                                                         243,348        177,737
Current maturities ...............................       (23,769)       (39,708)
                                                       ---------      ---------
                                                       $ 219,579      $ 138,029
                                                       =========      =========

On October 23, 1996, Spinnaker Industries, Inc. completed the issuance of $115,000,000 of 10.75% senior-secured debt due 2006. The debt proceeds were used to extinguish substantially all existing bank debt, bridge loans and lines of credit at Spinnaker and its two major operating subsidiaries, Central Products and Brown-Bridge. The early extinguishment of debt resulted in an extraordinary charge to fourth quarter earnings of $1,348,000 net of applicable taxes and minority interest. In addition, Spinnaker established a $40 million asset-backed senior-secured revolving credit facility. Financing costs were incurred by Spinnaker in conjunction with the issuance of the 10.75% senior secured notes. These financing costs are deferred and amortized over the term of the related debt. Unamortized financing costs of approximately $6,200,000 at December 31, 1996 are included in other assets.

RUS debt of $13.4 million bearing interest at 2% has been reduced by a purchase price allocation of $3.0 million reflecting an imputed interest rate of 5%. Unsecured notes issued in connection with the telephone company acquisitions are predominantly held by members of management of the telephone operating companies.

The Company maintains lines of credit with banks which aggregate $47.0 million, of which $11.1 million was unused at December 31, 1996. These lines along with the long-term debt facilities are secured by the operating assets of the related subsidiaries as well as pledges of stock of certain subsidiaries. The line of credit agreements expire in 1997, are renewable annually, and are at interest rates ranging from LIBOR plus 1.25%, to prime plus .25%. The Company's outstanding balances under these lines of credit totaled $17.4 million and standby letters of credit totaled approximately $3.6 million at December 31, 1996, securing various insurance obligations and customer advances. Several of the credit agreements contain restrictive covenants. Due to certain of these restrictive covenants and working capital requirements of the subsidiaries, cash distributions from these subsidiaries are limited. At December 31, 1996 and 1995, $8.4 million and $5.6 million, respectively, of subsidiaries' retained earnings were restricted under these agreements.

Spinnaker's subsidiaries have unused short-term credit facilities available for future use, including revolving credit agreements with a maximum aggregate availability of $40,000,000. Borrowings under these credit lines totaled $686,000 at December 31, 1996. Interest on the outstanding balances under these credit facilities are at variable rates with an interest rate in effect at December 31, 1996 of 10.0%. Spinnaker is required to comply with various covenants including a limitation on capital expenditures, and minimum levels of current ratio, interest coverage, and net worth, as well as various other financial covenants. Spinnaker's line of credit agreement expires in 2001.

In conjunction with the "F-Block" auction discussed in Note 5, a deposit of $12.0 million was deposited with the FCC. Lynch borrowed $11.8 million of this deposit from GFI on August 12, 1996 which is due and payable in one year. The interest rate on this loan is fixed at 10% and in addition a commitment fee of 1% per annum is being charged on the principal amount of GFI's commitment ($11.8 million) including funds actually borrowed. GFI will also receive 10% of Lynch's subsidiary's share of net profits of Aer Force Communications B, L.P. In January 1997, $10.0 million of this loan was repaid with monies returned from the FCC.

In July 1986, the Company issued $23.0 million principal amount of 8% convertible subordinated debentures. These debentures were unsecured obligations of the Company and were convertible into Common Stock at a price of $31 per share prior to maturity. Through September 21, 1994, the Company had either purchased on the open market or redeemed $11.2 million of the original issuance. At that date, in accordance with the terms of the debenture indenture, the Company called for redemption all of the remaining debentures outstanding, at 101.6% of their face amount plus accrued interest. The redemption was completed on October 24, 1994, and $10,195,000 of the debentures were redeemed and $1.6 million were converted into 52,881 shares of Common Stock at $31 per share before allocation of related expenses. As a result of the redemption, the Company recognized in 1994 an extraordinary loss of $264,000, net of taxes.

Cash payments for interest were $16.7 million, $10.6 million and $6.2 million for the years ended December 31, 1996, 1995 and 1994, respectively.

Aggregate principal maturities of long-term debt for each of the next five years are as follows: 1997--$23.8 million; 1998--$6.2 million, 1999--$5.8 million,
2000--$13.5 million and 2001--$5.7 million.

9. MINORITY INTERESTS AND RELATED PARTY TRANSACTIONS

On June 13, 1994, Spinnaker entered into a management agreement (the "Management Agreement") with Boyle, Fleming & Co., Inc. ("BF"), of whom a former Director of the Company is a principal, to assume the management of Spinnaker. Effective August 31, 1996, the Management Agreement was terminated at which time Messrs. Boyle, and Fleming became employees of Spinnaker and continued to be Chairman and Chief Executive Officer and President, respectively, of Spinnaker. Spinnaker and BF also entered into a Warrant Purchase Agreement in 1994, pursuant to which BF received warrants to purchase common stock of Spinnaker (equating to a 20% ownership of Spinnaker) at any time on or before June 30, 1999, subject to certain restrictions. As of December 31, 1996 there were approximately 490,000 warrants outstanding to purchase one share each of Class A Common Stock and Common Stock at a total price of $2.67 per warrant exercise (adjusted for the 3 for 2 stock splits in December 1995 and 1994, and a stock dividend in August
1996).

On May 5, 1996, Alco converted a $6.0 million note, issued in connection with the purchase of CPC, into Spinnaker Common Stock. In accordance with the Company's policy, as a result of this and other transactions, the Company recognized a gain on sales of subsidiary and affiliate stock of $5.1 million in 1996.

On October 23, 1996, concurrent with the issuance of the $115 million senior notes (see Note 8), Spinnaker acquired the remaining 25% minority interest in its Brown-Bridge subsidiary. The terms of the acquisition involved a cash payment of approximately $2.3 million and the issuance of 9,613 shares of Spinnaker Common Stock. In addition, as part of the consideration for the shares of capital stock of Brown-Bridge, the minority shareholders received the right to a contingent payment, which is exercisable at any time during the period beginning October 1, 1998 and ending September 30, 2000. The value of the contingent payment is equal to the percentage of the capital stock of the former town-Bridge entity owned by such stockholder at the time of the merger multiplied by 75% of the fair value of the capital stock of Brown-Bridge, as determined in accordance with certain economic assumptions, as of the date such right is exercised, less the consideration received at closing. The contingent price is payable through the issuance of Common Stock of Spinnaker, unless Spinnaker elects to pay the contingent price in cash. If such payments are made in cash, they could give rise to a default under the Senior Notes, unless there is sufficient availability under provisions regarding restricted payments contained in the Senior Notes.

In connection with the purchase of the Brown-Bridge minority interest, all the Brown-Bridge options were accelerated and in turn certain key executives of Brown-Bridge management exercised those options to purchase 71,065 shares of Brown-Bridge common stock at various prices between $7.16 and $14.69 per share, for a total of approximately $670,000. The options were originally granted in 1994 and were issued at not less than 100% of the fair market value of the common stock at the date of grant.

The Company, pursuant to Indiana law and the Company's Articles of Incorporation, has reimbursed its Chairman and Chief Executive Officer, for $392,000 of legal fees incurred in connection with a regulatory inquiry. Relating to this reimbursement, the Company charged results of operations for the year ended December 31, 1994 in the amount of $317,000.

On January 19, 1994 and March 12, 1996, Lynch sold 100,000 and 10,373, respectively, shares of common stock held in its treasury to its Chairman and Chief Executive Officer at the market price per share, the closing price in trading of Lynch common stock on The American Stock Exchange on those dates was $22.875 and $60.25, respectively. The January 19, 1994 transaction was approved by the Company's shareholders at its annual meeting held on May 5, 1994.

10. STOCK OPTION PLANS

On June 4, 1993, the Board of Directors of Morgan approved the adoption of a stock option plan which provides for the granting of incentive or non-qualified stock options to purchase up to 200,000 shares of Class A Common Stock to officers, including members of Morgan's Board of Directors, and other key employees. No options may be granted under this plan at less than the fair market value of the Common Stock at the date of the grant, except for certain nonemployee directors. Three nonemployee directors were granted non-qualified stock options to purchase a total of 24,000 shares of Class A Common Stock at prices ranging from $6.80 to $9.00 per share. Although the exercise period is determined when options are actually granted, an option shall not be exercised later than 10 years and one day after it is granted. Stock options granted will terminate if the grantee's employment terminates prior to exercise for reasons other than retirement, death, or disability. Morgan employees have been granted non-qualified stock options to purchase 175,500 shares of Class A Common Stock, net of cancellations and exercises, at prices ranging from $7.38 to $8.75 per share. Stock options vest over a four year period pursuant to the terms of the plan. As of December 31, 1996, there were 88,375 options to purchase shares granted to employees and non-employees directors which were exercisable based upon the vesting terms, and 4,000 shares had option prices less than the closing price of $7.50.

In accordance with Spinnaker's directors stock option plan, Spinnaker may grant stock options to directors who are not employees of Spinnaker. Effective February 15, 1996, Spinnaker granted 30,000 stock options for the purchase of one share each of Spinnaker Class A Common Stock and Spinnaker Common Stock at a total price of $40 per option exercise (adjusted for the stock dividend in August 1996) to qualifying directors. The options vest over a two year period with 15,000 options becoming exercisable one year after the grant date and the remaining 15,000 options becoming exercisable two years after the grant date. The options expire on the fifth anniversary after the grant date or 30 days after the director ceases to be a director.

The Company has adopted the provisions of SFAS No. 123, "Accounting for Stock Based Compensation" and as permitted by SFAS No. 123, the Company and its subsidiaries have elected to account for all of the above option plans under APB No. 25 and as such no compensation expense was recorded. Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company and its subsidiaries had accounted for its employee stock options under the fair value method of that Statement. The fair value for the Spinnaker options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rates of 5.58%; dividend yields of 0%; volatility factors of expected market price of the Spinnaker's common stock of
 .50; and a weighted-average expected life of the options of three years. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The estimated weighted-average fair value per option is approximately $5.20. The pro forma effect on the Company's 1996 operations is as follows:

                                                              Net Income
                                                  Net Income   Per Share
                                                  ----------  -------------
                                                        (In Thousands)
As reported .............................          $2,696             $1.92
Pro forma ...............................          $2,607             $1.86

11. SHAREHOLDERS' EQUITY

In December 1996, the Company's Board of Directors announced that it is examining the possibility of splitting, through a "spin-off", either its communications operations or its manufacturing operations. A spin-off could improve management focus, facilitate and enhance financings and set the stage for future growth, including acquisitions. A split could also help surface the underlying values of the Company as the different business segments appeal to differing "value" and "growth" cultures in the investment community. There are a number of matters to be examined in connection with a possible spin-off, including tax consequences, and there is no assurance that such a spin-off will be effected.

In 1987, 1988 and 1992, the Board of Directors authorized the purchase of up to 300,000 shares of Common Stock. Through December 31, 1996, 230,861 shares had been purchased at an average cost of $13.15 per share.

In January 1994, an officer was granted stock options to purchase up to 24,516 shares of Lynch common stock at an exercise price of $23.125, the closing price on the American Stock Exchange on January 18, 1994. These options were exercised in January, 1997.

On February 1, 1996, the Company adopted a plan to provide a portion of the compensation for its directors in common shares of the Company. The amount of common stock is based upon the market price at the end of the previous year. In February 1996 and January 1997, the Company awarded 1,428 and 1,284, respectively, shares under this program.

On February 29, 1996, the Company adopted a Phantom Stock Option Plan for certain employees. To date, 39,100 of Phantom Stock Options ("PSO") have been granted at prices ranging from $63 to $70 per share. Upon the exercise of a PSO, the holder is entitled to receive an amount equal to the amount by which the market value of the Company's common stock on the exercisable date exceeds the exercise price of the PSO.

12. INCOME TAXES

Deferred income taxes for 1996 and 1995 are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. Cumulative temporary differences and carryforwards at December 31, 1996 and 1995 are as follows:

                                      December 31, 1996     December 31, 1995
                                         Deferred Tax         Deferred Tax
                                        Asset Liability       Asset Liability
                                        ----- ---------       ----- ---------
                                                     (In Thousands)
Inventory reserve ................   $    435          --   $    485          --
Fixed assets written
  up under purchase
  accounting and tax
  over book depreciation .........         --    $ 14,818         --    $ 12,438
Discount on long-term debt .......         --       1,286         --       1,398
Basis difference in subsidiary
  and affiliate stock ............         --       3,486         85       1,750
Partnership tax losses in
  excess of book losses ..........         --       1,669         --       1,249
Other reserves and accruals ......      5,104          --      2,620        --
Other ............................        194       1,130        952       1,077
                                     --------    --------   --------    --------
                                        5,733      22,389      4,142      17,912

Valuation allowance ..............       (162)         --       (198)         --
                                     --------    --------   --------    --------
Total deferred
  income taxes ...................   $  5,571    $ 22,389   $  3,944    $ 17,912
                                     ========    ========   ========    ========

The provision for income taxes is summarized as follows:

                                        1996            1995             1994
                                       ------          ------           ------
                                                     (In Thousands)
Current payable taxes:
  Federal ...................            $695           $4,420           $3,265
  State and local ...........             193              992              966
                                       ------           ------           ------
                                          888            5,412            4,231
                                       ------           ------           ------
Deferred taxes:
  Federal ...................           1,495             (446)          (1,223)
  State and local ...........             638              (60)            (282)
                                       ------           ------           ------
                                        2,133             (506)          (1,505)
                                       ------           ------           ------
                                       $3,021           $4,906           $2,726
                                       ======           ======           ======



A reconciliation of the provision for income taxes from continuing operations and the amount computed by applying the statutory federal income tax rate to income before income taxes, minority interest, extraordinary item, and cumulative effect of accounting change follows:

                                               1996        1995           1994
                                               ----        -----          ----
                                                        (In Thousands)
Tax at statutory rate ................       $2,515        $4,260        $2,312
Increases (decreases):
  State and local taxes,
   net of federal benefit ............          543           615           452
  Amortization of excess of
   acquired net assets over
   cost, net .........................          132            64             1
  Unremitted earnings of
   domestic subsidiary ...............          (65)           91           109
  Sale of subsidiary stock ...........           --            --           (65)
  Losses of unconsolidated
   affiliates ........................           --            --           224
  Reduction attributable
   to special election by
   captive insurance
   company ...........................         (216)         (223)         (202)
Other ................................          112            99          (105)
                                             ------        ------        ------
                                             $3,021        $4,906        $2,726
                                             ======        ======        ======

Net cash payments for income taxes were $3.5 million, $4.2 million and $2.3 million for the years ended December 31, 1996, 1995 and 1994, respectively.

13. CONTINGENCIES

Lynch has pending claims incurred in the normal course of business. Management believes that the ultimate resolution of these claims will not have a material adverse effect on the consolidated liquidity, financial position or results of operations of Lynch.

Pursuant to the CPC acquisition agreement, CPC assumed sponsorship of a defined benefit pension plan for union employees per their collective bargaining agreement and also agreed to establish a new defined benefit plan for non-union employees hired by CPC. The seller retained the defined benefit pension obligation for non-union retirees as of September 30, 1995 and any non-union employees not hired by CPC.

The acquisition agreement required the seller to transfer assets to the CPC plans equal to the present value of accrued benefits as of September 30, 1995 as defined in the agreement plus a defined rate of interest to the transfer date. The assets were transferred by the seller to the CPC union and non-union plans in January 1997.

14. SEGMENT INFORMATION

The Company is principally engaged in three business segments: multimedia, services and manufacturing. All businesses are located domestically, and export sales were approximately $25 million in 1996, $41 million in 1995 and $16.5 million in 1994. The Company does not believe it is dependent on any single customer. The multimedia segment includes local telephone companies, the investment in PCS entities and investments in two network-affiliated television stations. The services segment includes transportation and related services. $11.6 million of the Company's accounts receivable are related to the services segment and are principally due from companies in the mobile home and recreational vehicle industry located throughout the United States, including several located in the Midwest and Southeast. Services provided to one major mobile home manufacturer accounted for approximately $24.3 million, $29.4 million and $27.5 million in revenues of the services segment for the years ended December 31, 1996, 1995, and 1994, respectively. The manufacturing segment includes the manufacture and sale of adhesive coated stock for labels and related applications, glass forming, impact milling, adhesive tapes, and other machinery and related replacement parts, as well as quartz crystals and oscillators. There were no intersegment sales or transfers.

Operating profit (loss) is equal to revenues less operating expenses, excluding unallocated general corporate expenses, interest and income taxes. The Company allocates a portion of its general corporate expenses to its operating segments. Such allocation was $932,000, $965,000 and $790,000 during the years ended December 31 1996, 1995 and 1994, respectively. Identifiable assets of each industry segment are the assets used by the segment in its operations excluding general corporate assets. General corporate assets are principally cash and cash equivalents, short-term investments and certain other investments and receivables.

                                 Year ended December 31
                          1996           1995       1994
                        --------       --------     ------
                                   (In Thousands)
REVENUES
 Multimedia ..........   $ 28,608     $ 23,597     $ 20,144
 Services ............    132,208      122,303      101,880
 Manufacturing .......    291,064      187,727       61,217
                         --------     --------     --------
                         $451,880     $333,627     $183,241
                         ========     ========     ========
OPERATING PROFIT
 Multimedia ..........   $  6,611     $  4,938     $  5,164
 Services ............     (3,263)       3,371        3,434
 Manufacturing .......     15,928       14,412        3,822
 Unallocated corporate
   expense ...........     (2,336)      (2,874)      (1,478)

                         --------     --------     --------
                         $ 16,940     $ 19,847     $ 10,942
                         ========     ========     ========
CAPITAL EXPENDITURES
 Multimedia ..........   $ 11,056     $ 14,051     $  8,410
 Services ............      1,007        2,135        1,434
 Manufacturing .......     13,438        3,373        1,743
 General corporate ...         17           10           11
                         --------     --------     --------
                         $ 25,518     $ 19,569     $ 11,598
                         ========     ========     ========
DEPRECIATION AND
AMORTIZATION
 Multimedia ..........   $  8,660     $  7,350     $  5,651
 Services ............      1,498        1,264          915
 Manufacturing .......      6,823        2,662          931
                         --------     --------     --------
                         $ 16,981     $ 11,276     $  7,497
                         ========     ========     ========
ASSETS
 Multimedia ..........   $168,354     $102,998     $ 92,151
 Services ............     33,066       30,796       28,978
 Manufacturing .......    186,299      162,819       62,260
 General corporate ...      4,901        5,826        2,521
                         --------     --------     --------
                         $392,620     $302,439     $185,910
                         ========     ========     ========

15. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the quarterly results of operations for the years ended December 31, 1996 and 1995 (in thousands, except per share amounts):


                                     1996--Three Months Ended
                                 -------------------------------------
                                  March 31  June 30   Sept.30  Dec. 31
                                  --------  -------   -------  -------
Sales and revenues .............. $109,475  $113,493  $117,321 $111,591
OPERATING PROFIT ................    5,938     5,383     6,714   (1,095)
Income from continuing
operations before
  discontinued operations
  and extraordinary items .......    1,224     3,215     1,249     (894)
Discontinued operations .........      (23)     (720)       --       (7)
Extraordinary item ..............       --        --        --   (1,348)
  Net income ....................    1,201     2,495     1,249   (2,249)

Primary earnings per share:
  Net income ....................       86      1.77      .89      (1.60)

Fully diluted earnings per share:
  Net income ....................       86      1.77      .89      (1.60)


                                                  1995--Three Months Ended
                                          -------------------------------------
                                          March 31  June 30   Sept. 30  Dec. 31
                                          --------   -------    ------  -------
Sales and revenues ......................  $68,686  $75,382   $80,600  $108,959
Operating profit ........................    4,001    4,309     4,919     6,618
INCOME FROM CONTINUING
  OPERATIONS BEFORE
  discontinued operations ...............    1,113    1,184     1,408     1,764
Discontinued operations .................       12      (28)     (115)     (193)
Net income ..............................    1,125    1,156     1,293     1,571

Primary earnings per share:
  Net income ............................      .80      .82       .92      1.11

Fully diluted earnings per share:
  Net income ............................      .80      .82       .92      1.11



-------------------------------------------------------------------------------
                           FORWARD LOOKING INFORMATION

This Annual Report contains certain forward looking information, including without limitation information in the Chairman's Letter, the summary reports of the Company's various businesses, Management's Discussion and Analysis of Financial Condition and Results of Operations, particularly Financial Condition, and Notes to Financial Statements. It should be recognized that such information are estimates or forecasts based upon various assumptions, including the matters referred to therein, as well as meeting the Company's internal performance assumptions regarding expected operating performance and the expected performance of the economy and financial markets as it impacts the Company's businesses. As a result, such information is subject to uncertainties, risks and inaccuracies.

                           [ERNST & YOUNG LETTERHEAD]


REPORT OF INDEPENDENT AUDITORS


Shareholders and Board of Directors
Lynch Corporation

We have audited the accompanying consolidated balance sheets of Lynch Corporation and subsidiaries ("Lynch Corporation") as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Central Products Company, a wholly-owned subsidiary of Spinnaker Industries, Inc. (a 73% and 83% owned subsidiary of Lynch Manufacturing, as of December 31, 1996 and 1995, respectively, a wholly-owned subsidiary of Lynch Corporation), which statements reflect total assets of $97,300,000 and $94,492,000 as of December 31, 1996 and 1995, respectively, and total revenues of $126,383,000 and $30,581,000 for the year ended December 31, 1996 and the three month period ended December 31, 1995, respectively, and the financial statements of Dunkirk and Fredonia, a wholly-owned subsidiary of Lynch Telephone VIII (a wholly-owned subsidiary of the Company) which statements reflect total assets of $17,715,373 as of December 31, 1996 and total revenues of $575,000 for the two month period ended December 31, 1996 and the financial statements CLR Video, L.L.C., a wholly-owned subsidiary of Lynch Multimedia (a wholly-owned subsidiary of the Company) which statements reflect total assets of $5,834,000 as of December 31, 1996 and total revenues $1,399,000 for the year ended December 31, 1996 and the financial statements of The Morgan Group, Inc. and subsidiaries, a subsidiary in which the Company has 64% voting interest, which statements reflect total assets of $30,796,000 as of December 31, 1995 and total revenues of $122,303,000 and $101,880,000 for the years ended December 31, 1995 and 1994, respectively, and the financial statements of Coronet Communications Company and Capital Communications Company, Inc., (corporations in which the Company has a 20% and 49% interest, respectively). Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to data included for Central Products Company, Dunkirk and Fredonia, CLR Video, L.L.C., The Morgan Group, Inc. and subsidiaries, Coronet Communications Company and Capital Communications Company, Inc., is based solely on the reports of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lynch Corporation and subsidiaries at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the financial statements, in 1994 the Company changed its method of accounting for marketable securities.


                                                       /s/ ERNST & YOUNG LLP


Stamford, Connecticut
March 27, 1997

                                LYNCH CORPORATION
                                FIVE YEAR SUMMARY
                             SELECTED FINANCIAL DATA
               (IN THOUSAND OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

                                                   Year Ended December 31 (a)
                                    ---------------------------------------------------------------
                                        1996         1995          1994         1993         1992
                                       -------      -------      -------      -------      -------
Revenues (a) ....................   $ 451,880    $ 333,627    $ 183,241    $ 127,021     $108,657
                                      -------    ---------    ---------    ---------     --------
EBITDA (b) ......................      33,921       31,096       18,379       12,527       13,351
Operating Profit (c) ............      16,940       19,847       10,942        6,634        8,283
Net Financing Activities ........     (14,689)      (7,376)      (4,333)      (3,643)      (4,142)
Gain on Sales of Subsidiary and
  Affiliate Stock ...............       5,146           59          190        4,326           --
                                    ---------    ---------    ---------    ---------     --------
Income from Continuing Operations
  Before Income Taxes and
  Minority Interests ............       7,397       12,530        6,799        7,317        4,141
Provision for Income Tax ........      (3,021)      (4,906)      (2,726)      (2,454)      (1,733)
Minority Interests ..............         418       (2,155)      (1,372)        (737)        (257)
                                    ---------    ---------    ---------    ---------     --------
Income from Continuing Operations
  Before Extraordinary Items
  and Cumulative Effect of
  Accounting Change .............       4,794        5,469        2,701        4,126        2,151
Discontinued Operations (d) .....        (750)        (324)        (109)         (10)          --
Extraordinary Item (e) ..........      (1,348)          --         (264)        (206)          18
Cumulative Effect to January 1,
  1993 of Change in Accounting
  for Income Taxes (f) ..........          --           --           --         (957)          --
                                    ---------    ---------    ---------    ---------     --------
Net Income ......................   $   2,696    $   5,145    $   2,328    $   2,953     $  2,169
                                    =========    =========    =========    =========     ========
Per Common Share (e)
  Income from Continuing ........   $    3.41    $    3.89    $    2.02    $    3.37        $1.71
  Net Income ....................        1.92         3.66         1.74         2.41         1.72
                                    ---------    ---------    ---------    ---------     --------
Cash, Securities and Short-Term
  Investments ...................   $  36,102    $  27,353    $  31,521    $  45,509     $ 44,914
Total Assets ....................     392,620      302,439      185,910      129,523      111,374
Long-term Debt ..................     219,579      138,029       62,745       65,768       68,286
 Shareholders' Equity ...........   $  38,923    $  35,512    $  30,531    $  24,316     $ 21,272

NOTES:

(a) Includes results of Inter-Community Telephone Company from April 2, 1991, Cuba City Telephone Exchange and Belmont Telephone Company from October 31, 1991, Bretton Woods Telephone Company from February 4, 1992, J.B.N. Telephone Company for November 30, 1993, the assets of Station WOI-TV from March 1, 1994, the assets of Brown Bridge Division from September 19, 1994, Haviland Telephone Company from September 26, 1994, Central Products Company from October 4, 1995 and Dunkirk and Fredonia Telephone Company from November 26,1996.

(b)  EBITDA is earnings before interest, taxes, depreciation and amortization.

(c) Operating Profit (Loss) is sales and revenues less operating expenses, which excludes investment income, interest expense, share of operations of affiliated companies, minority interests and taxes.

(d)  Discontinued operations of Lynch Tri-Can International.

(e) Gain (Loss) on repurchase or redemption of Company's 8% convertible subordinated debentures for years 1994, 1993, and 1992 and early extinguishment of debt at Spinnaker in 1996.

(f) On January 1, 1993, Lynch adopted the provisions of Statement of Financial Accounting Standard No., 109, "Accounting for Income Taxes." (See Note 9 to the Consolidated Financial Statements.) As a result of this adoption, for the years ended December 31, 1994 and 1993, Operating Profit was lower by $766,000 due to the higher depreciation and amortization as a result of increased write-ups in assets acquired in prior business combinations. The adoption of this statement had no effect on net income, other than the above noted "Cumulative Effect of Accounting Change Adjustment" for that period.

(g)  Based on weighted average number of common shares outstanding.

(h)  No dividends have been declared over the period.


===============================================================================

                          MARKET PRICE INFORMATION AND
                        COMMON STOCK OWNERSHIP(UNAUDITED)

   The Common Stock of Lynch Corporation is traded on the American Stock Exchange under the symbol "LGL." The market price high and lows in consolidating trading of the Common Stock during the past two years are as follows:


                                                                        THREE MONTHS ENDED
                                               ----------------------------------------------------------------------------
          1996                                 MARCH 31                JUNE 30               SEPT 30                DEC 31
          ---                                  -------                 ------                ------                -----

          High                                   72 1/2                 92 1/2                90 1/2                77 1/8
          Low                                    56 1/8                 70                    67 1/2                63 1/2

          1995
          ---

          High                                   39 1/8                 47 3/4                84 3/4                80 7/8
          Low                                    30 1/8                 35 1/2                46 1/8                57 3/4

At March 20, 1997, the Company had 1,070 shareholders of record. The Registrant did not declare any dividends in 1996 or 1995. See Management's Discussion and Analysis of Financial Condition and Results of Operation.

BOARD OF DIRECTORS
                  ------------------------------------------------------------


MORRIS BERKOWITZ
Business Consultant
E. VAL CERUTTI
Business Consultant
PAUL J. EVANSON
President of Florida Power & Light Company
JOHN C. FERRARA
Business Consultant


MARIO J. GABELLI
Chairman of the Board and Chief Executive Officer of
Lynch Corporation and Chairman and Chief Executive
Officer of The Gabelli Funds Inc.
SALVATORE MUOIO
Managing Member of S. Muoio & Co. LLC
RALPH R. PAPITTO
Chairman of AFC Cable Systems
PAUL P. WOOLARD
Business Consultant


OFFICERS
        ------------------------------------------------------------------------
MARIO J. GABELLI
Chairman of the Board and Chief Executive Officer
MARK L. CUSHING
Assistant to the Chairman
ROBERT E. DOLAN
Chief Financial Officer
ROBERT A. HURWICH
Vice President of Administration,
Secretary & General Counsel
JOSEPH H. EPEL
Treasurer


CARMINE P. CERAOLO
Assistant Controller

LYNCH INTERACTIVE CORPORATION
EUGENE P. CONNELL
Chairman
JAMES W. TOMAN
Chief Financial Officer


SUBSIDIARY INFORMATION
                      ---------------------------------------------------------
WESTERN NEW MEXICO TELEPHONE COMPANY
314 Yankee Street
Silver City, New Mexico 88062
INTER-COMMUNITY TELEPHONE COMPANY
P.O. Box A
Nome, North Dakota 58062

CUBA CITY TELEPHONE EXCHANGE COMPANY
BELMONT TELEPHONE COMPANY
2801 International Lane
Madison, Wisconsin 53704
BRETTON WOODS TELEPHONE COMPANY
Mount Washington Place
Bretton Woods, New Hampshire 03575
J.B.N. TELEPHONE COMPANY
CLR VIDEO, L.L.C.
Second & Kansas
Wetmore, Kansas 66550
HAVILAND TELEPHONE COMPANY
106 N. Main Street
Haviland, Kansas 67059
DUNKIRK & FREDONIA TELEPHONE COMPANY
40 Temple Street
Fredonia, New York 14063

THE MORGAN GROUP, INC.
MORGAN DRIVE AWAY INC.
28651 US 20, West
Elkhart, Indiana 46515

SPINNAKER INDUSTRIES, INC.
600 N. Pearl Street
Dallas, Texas 75201


BROWN-BRIDGE INDUSTRIES, INC.
518 E. Water Street
Troy, Ohio 45373

CENTRAL PRODUCTS COMPANY
748 Fourth Street
Menasha, WI 54952
ENTOLETER, INC.
251 Welton Street
Hamden, Connecticut 06517

LYNCH MACHINERY, INC.
601 Independent Street
Bainbridge, Georgia 31717

M-TRON INDUSTRIES, INC.
100 Douglas Avenue
Yankton, South Dakota 57078

INVESTOR RELATIONS CONTACT
Robert E. Dolan
(203) 629-3333

TRANSFER AGENT & REGISTRAR
FOR COMMON STOCK
Chemical Mellon Shareholder Services
New York, New York

TRADING INFORMATION
American Stock Exchange

                 Securities           Symbol
                 ----------           ------

                Common Stock            LGL



                                    FORM 10-K

COPIES OF THE CORPORATION'S FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1996 MAY BE OBTAINED, WITHOUT CHARGE, BY WRITING TO LYNCH CORPORATION, 8 SOUND SHORE DRIVE, GREENWICH, CT 06830, ATTENTION: ROBERT E. DOLAN.